AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1996
                                                  REGISTRATION NO. 333-
     ==========================================================================

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                               -----------------------

                           FORM S-3 REGISTRATION STATEMENT
                           UNDER THE SECURITIES ACT OF 1933

                               -----------------------

                                 INTELCOM GROUP INC.
                (Exact name of registrant as specified in its charter)

                           #11-1155 NORTH SERVICE ROAD WEST
                           OAKVILLE, ONTARIO CANADA L6M 3E3
                                     905-469-0686
                     (Address, including zip code, and telephone
                     number, including area code, of Registrant's
                             principal executive offices)

          CANADA                 4813, 4899                     N/A
     (Jurisdiction of         (Primary Standard          (I.R.S. Employer
      incorporation)      Industrial Classification   Identification Number)
                                Code Number)

                              ------------------------

                       JOHN D. FIELD, EXECUTIVE VICE PRESIDENT
                          C/O INTELCOM GROUP (U.S.A.), INC.
                                9605 E. MAROON CIRCLE
                                    P.O. BOX 6742
                           ENGLEWOOD, COLORADO  80155-6742
                                    (303) 572-5960

                  (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------------

                                   with a copy to:
                                 LEONARD GUBAR, ESQ.
                                  REID & PRIEST LLP
                                 40 WEST 57TH STREET
                              NEW YORK, NEW YORK  10019
                                    (212) 603-2000

                               -----------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     DURING THE TWO YEARS FOLLOWING THE DATE ON WHICH THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

          IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [X]

                           CALCULATION OF REGISTRATION FEE
     =========================================================================
                                                    PROPOSED
      TITLE OF EACH                   PROPOSED       MAXIMUM
      CLASS OF          AMOUNT TO     MAXIMUM       AGGREGATE     AMOUNT OF
      SECURITIES TO        BE         OFFERING      OFFERING     REGISTRATION
      BE REGISTERED    REGISTERED     PRICE(1)      PRICE(1)         FEE
     --------------------------------------------------------------------------
      Notes(2)          1,671.25      $1,000.00   $1,671,250.00     $576.30
     --------------------------------------------------------------------------
      Common Shares,
      no par
      value(3)(4)        126,500      $20.375     $2,577,437.50     $888.77
     --------------------------------------------------------------------------
      Common Shares,
      no par
      value(5)(6)         20,506      $20.375       $417,809.75     $144.07
     --------------------------------------------------------------------------
      Common Shares,
      no par
      value(7)           454,447      $20.375     $9,259,357.63   $3,192.88
     --------------------------------------------------------------------------
      Total                 --           --             --        $4,802.02(8)
     ==========================================================================

     (1)  Estimated solely for purposes of calculating the registration fee.
     (2) 7% Simple Interest Redeemable Convertible Subordinated Notes due 1998 (the "October Interest Notes") to be sold by Selling Noteholders.
     (3) To be sold by Selling Noteholders after conversion of $1,671,250 principal amount of October Interest Notes and compound interest on October Interest Notes accrued up to but not including April
          30, 1996.
     (4) Common Shares issuable upon conversion of $1,671,250 principal amount of October Interest Notes and compound interest on October Interest Notes accrued up to but not including April 30, 1996 after resale by Selling Noteholders.
     (5) To be sold by holders as a result of the conversion of 8% Simple Interest Convertible Subordinated Notes due 1998 (the "September Interest Notes").
     (6) Common Shares issued upon conversion of September Interest Notes after resale by holders thereof.
     (7) Includes 67,060 Common Shares to be sold by Selling Securityholders after exercise of outstanding warrants, 13,724 Common Shares to be sold by Selling Securityholders after issuance by the Company in satisfaction of certain obligations, and 373,663 Common Shares to be sold by Selling Securityholders.
     (8) Pursuant to Rule 429, the following securities are being carried over by the Company's Registration Statements Nos. 33-65910 and 33-75636;
          (i) $47,750,000 principal amount of 7% Redeemable Convertible Subordinated Payable-in-Kind Notes due 1998 (the "October Notes");
          (ii) $6,685,000 principal amount of October Interest Notes;
          (iii) 3,024,166 Common Shares issuable upon conversion of the October Notes and the October Interest Notes; (iv) 1,338,462 Common Shares issuable upon conversion of $18,000,000 principal amount of September Notes and upon conversion of $2,932,000 principal amount of September Interest Notes; (v) 235,873 Common Shares issuable upon exercise of outstanding warrants; (vi) 132,200 Common Shares issuable in satisfaction of certain obligations of the Company; and (vii) 11,128,990 Common Shares held by certain shareholders. The carried over filing fees for the foregoing securities equal $59,577.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

          PURSUANT TO RULE 429(A) OF THE SECURITIES ACT OF 1933, THE PROSPECTUS FILED AS PART OF THIS REGISTRATION STATEMENT RELATES TO REGISTRATION STATEMENT NOS. 33-75636 AND 33-65910.
     ==========================================================================

                                 INTELCOM GROUP INC.

                                CROSS REFERENCE SHEET

                      Pursuant to Item 501(b) of Regulation S-K

             S-K                                       Location in
      Item   Item               Item                   Prospectus
      ----   ----               ----                   -----------

       1     Item   Forepart of Registration
             501    Statement and Outside Front
                    Cover Page of Prospectus          Cover Page

       2     Item   Inside Front and Outside          Inside Front and
             502    Back Cover Pages of               Outside Back Cover
                    Prospectus                        Pages

       3     Item   Summary Information, Risk         Summary; Risk
             503    Factors and Ratio of              Factors
                    Earnings to Fixed Charges

       4     Item   Use of Proceeds                   Use of Proceeds
             504

       5     Item   Determination of Offering         Plan of Distribution
             505    Price

       6     Item   Dilution                          Not Applicable
             506

       7     Item   Selling Security Holders          Selling Security
             507                                      Holders

       8     Item   Plan of Distribution              Plan of Distribution
             508

       9     Item   Description of Securities to      Description of
             202    be Registered                     Securities

      10     Item   Interests of Named Experts        Experts; Legal
             509    and Counsel                       Matters

      11            Material Changes                  Recent Developments

      12            Incorporation of Certain          Information
                    Information by Reference          Incorporated by
                                                      Reference; Available
                                                      Information

      13     Item   Disclosure of Commission          Not Applicable
             510    Position on Indemnification
                    for Securities Act
                    Liabilities

                                 INTELCOM GROUP INC.
                      $47,750,000 OF 7% REDEEMABLE CONVERTIBLE
                     SUBORDINATED PAYABLE-IN-KIND NOTES DUE 1998
                (INTEREST PAYABLE IN KIND ON APRIL 30 AND OCTOBER 30)
               $8,356,250 OF 7% SIMPLE INTEREST REDEEMABLE CONVERTIBLE
                             SUBORDINATED NOTES DUE 1998
              (INTEREST PAYABLE UPON MATURITY, CONVERSION OR REDEMPTION)
                               8,190,348 COMMON SHARES

          This Prospectus relates to the resale by the holders named herein (see "Selling Security Holders") of up to: (i) $47,750,000 principal amount of 7% Redeemable Convertible Subordinated Payable-in-Kind Notes due 1998 ("October Notes"); (ii) $8,356,250 principal amount of 7% Simple Interest Redeemable Convertible Subordinated Notes due 1998 which may be issued in lieu of cash interest payments on the October Notes (the "October Interest Notes"); (iii) 3,117,013 Common Shares without par value ("Common Shares") of IntelCom Group Inc. (the "Company" or "IntelCom") issuable upon conversion of the October Notes and October Interest Notes; (iv) 33,653 Common Shares issuable upon conversion of the compound interest on the October Interest Notes accrued up to but not including April 30, 1996;
     (v) 1,358,968 Common Shares issued upon conversion of $18,000,000 principal amount of 8% Convertible Subordinated Payable-in-Kind Notes due 1998 (the "September Notes") and upon conversion of $3,200,000 principal amount of 8% Simple Interest Convertible Subordinated Notes due 1998 which were issued in lieu of cash interest payments on the September Notes (the "September Interest Notes"); (vi) 302,933 Common Shares issuable upon exercise of outstanding warrants; (vii) 13,724
     Common Shares issuable in satisfaction of certain obligations of IntelCom; and (viii) 3,364,057 Common Shares held by certain shareholders. This Prospectus also relates to the issuance of 3,150,666 Common Shares to subsequent holders of the October Notes and the October Interest Notes upon conversion of those Notes.

          The October Notes and the October Interest Notes (collectively, the "Notes") are unsecured subordinated obligations of the Company which will mature on October 30, 1998. The Company is a holding company that conducts substantially all of its business through subsidiaries. The Notes are obligations solely of the Company and none of the Company's subsidiaries are obligated to pay the Notes. The Notes are effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables.
     On March 31, 1996, the Notes were subordinated to approximately $437.5 million of liabilities of the Company and its subsidiaries (excluding intercompany payables to IntelCom Group (U.S.A.), Inc.). There is no restriction on the amount of indebtedness senior to the Notes that the Company and its subsidiaries may incur in the future. The original terms of the October Notes provided for simple interest at 7% per annum, payable semi-annually on April 30 and October 30, which the Company may pay by issuing October Interest Notes, and which would have been payable upon the earlier of conversion, redemption or maturity. The Board of Directors of the Company adopted a resolution (the "Board Resolution") pursuant to which the interest payable by the Company with respect to the October Interest Notes upon redemption or conversion thereof would equal the accrued and unpaid interest on the October Interest Notes as if such interest had been calculated on a semi-annual compound basis on April 30 and October 30 of each year from the date of issuance to the date fixed for redemption or conversion of the Notes. The Notes are convertible into Company Common Shares for $18.00 per Common Share, subject to potential adjustment.
     The Company has notified the holders of the Notes of its intent to redeem the Notes. There currently is no public market for the Notes and the Company does not anticipate that a public market will develop. See "Summary" and "Description of Securities."

          The Common Shares to be resold hereby will be offered at market price into the existing trading market for the Common Shares on or through the facilities of a national or Canadian securities exchange. The Common Shares are traded on the American Stock Exchange under the symbol "ICG" and on the Vancouver Stock Exchange under the symbol "INL." On July 23, 1996, the closing price of the Common Shares on the American Stock Exchange was $20.00 per share. See "Price Range of Common Shares."

          The Company will pay the expenses of registration and no underwriter has been engaged for this offering. The Company will not receive any proceeds from the resale of the Notes or the Common Shares by the Selling Security Holders.

          INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS," INCLUDING THE RISKS RELATING TO HISTORICAL AND ANTICIPATED OPERATING LOSSES AND NEGATIVE CASH FLOW, WHICH BEGINS ON PAGE 14.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     THE DATE OF THIS PROSPECTUS IS JULY __, 1996

          The Selling Security Holders intend to sell their Common Shares and Notes, if not converted, directly through agents, dealers, or underwriters, in the over-the-counter market, or otherwise, on terms and conditions determined at the time of sale by the Selling Security Holders or as a result of private negotiations between buyer and seller. Expenses of any such sale will be borne by the parties as they may agree. Sales of the securities may be made pursuant to this Prospectus or pursuant to Rule 144 adopted under the Securities Act of 1933, as amended (the "Securities Act"). No underwriting arrangements exist as of the date of this Prospectus. Upon being advised of any underwriting arrangements that may be entered into by a Selling Security Holder after the date of this Prospectus, the Company will prepare a supplement to this Prospectus to disclose such arrangements. It is anticipated that the selling price per Common Share will be at, or between, the "bid" and "asked" prices of the Company's Common Shares as reported on the American Stock Exchange immediately preceding the sale. There currently is no public trading market for the Notes.

                                     THE COMPANY

          IntelCom Group Inc., a Canadian federal corporation ("IntelCom" or the "Company"), has its principal executive offices at #11-1155 North Service Road West, Oakville, Ontario, Canada L6M 3E3 and its telephone number is
     (905) 469-0686. The executive offices of the Company's principal subsidiary, IntelCom Group (U.S.A.), Inc., a Colorado corporation ("ICG"), are located at 9605 E. Maroon Circle, P.O. Box 6742, Englewood, Colorado 80155-6742 and its telephone number is (303) 572-5960.


                                AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied (at prescribed rates) at the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the American Stock Exchange, Inc. 86 Trinity Place, New York, New York 10006.

          The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), under the Securities Act with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules. The Registration Statement, including the exhibits and schedules thereto, may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission set forth above.


                        INFORMATION INCORPORATED BY REFERENCE

          The following documents have been filed by the Company with the Commission and are hereby incorporated by reference and made a part of this
     Prospectus:

          1. Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (File No. 1-11052).
          2. Annual Report on Form 10-K/A for the fiscal year ended September 30, 1995 (File No. 1-11052).
          3. Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 1995 (File No. 1-11052).
          4. Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1996 (File No. 1-11052).
          5.   Current Report on Form 8-K dated April 11, 1996 (File No. 1-
               11052).
          6.   Current Report on Form 8-K dated April 29, 1996 (File No. 1-
               11052).
          7.   Current Report on Form 8-K dated June 5, 1996 (File No. 1-
               11052).
          8. Description of the Company's Common Shares contained in Form 20-F, Item 14, filed February 28, 1992.

          All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus is a part and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon oral or written request of such person, a copy of any and all information that has been incorporated by reference into this Prospectus (not including exhibits to the information unless such exhibits are specifically incorporated by reference into such information). Requests for information should be addressed to: IntelCom Group Inc., c/o IntelCom Group (U.S.A.), Inc., 9605 E. Maroon Circle, P.O. Box 6472, Englewood, Colorado 80155-6742, Attn: Investor Relations (telephone number (303) 572-5960).


                                       SUMMARY

          The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus as well as the information appearing in the documents incorporated by reference herein. Unless the context otherwise requires, the term "Company" or "IntelCom" means the combined business operations of IntelCom and its subsidiaries, including ICG; the terms "fiscal" and "fiscal year" refer to IntelCom's fiscal year ending September 30; and all dollar amounts are in U.S. dollars. Industry figures were obtained from reports published by the Federal Communications Commission ("FCC"), the U.S. Department of Commerce, Connecticut Research (an industry research organization) and other industry sources, which the Company has not independently verified. Certain information contained in this Summary and elsewhere in this Prospectus and information with respect to the Company's plans and strategy for its business and related financing are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from forward-looking statements, see "Risk Factors." Investors should carefully consider the information set forth under the caption "Risk Factors" including the risks relating to historical and anticipated operating losses and negative cash flow.


                                     THE COMPANY

          The Company is one of the largest providers of competitive local access services in the United States, based on estimates of the industry's 1995 revenue. Competitive local exchange companies ("CLECs"), formerly known as CAPs (competitive access providers), seek to provide an alternative to the local exchange telephone company ("LEC") for a full range of telecommunications services in the newly opened federal regulatory environment. The Company operates networks in 37 cities with populations in excess of 100,000, has recently acquired fiber optic facilities in 22 more cities and has networks under construction in four additional cities. As a result, the Company now serves more Tier II and Tier III markets with populations of between 250,000 and 2,000,000 than any other CLEC in the United States, with a significant presence in regional clusters covering major metropolitan areas in California, Colorado and the Ohio Valley. The Company also provides a wide range of network systems integration services and maritime and international satellite transmission services. As a leading participant in a rapidly growing industry, the Company has experienced significant growth, with total revenues increasing from $7.6 million for fiscal 1992 to $111.6 million for fiscal 1995 and $132.4 million for the 12-month period ended March 31, 1996.

          The Federal Telecommunications Act of 1996 (the "Telecommunications Act") and several state regulatory initiatives have substantially changed the telecommunications regulatory environment in the United States. Due to these regulatory changes, the Company is now permitted to offer all interstate and intrastate switched services, including local dial tone (which the Company intends to begin offering in the second half of 1996). In order to take advantage of the switched services market, the Company has installed 13 high capacity digital switches that enable the Company to offer these services in all of its markets.

          In response to these regulatory changes, the Company is accelerating the development of its telecom services business and, in order to facilitate rapid and cost-effective expansion, is investing significant resources to expand its network footprint and service offerings and is entering into agreements with utility companies and other local strategic partners. The Company has entered into long-term agreements with three utilities, Southern California Edison Company ("SCE"), City Public Service of San Antonio ("CPS") and a subsidiary of The Southern Company ("Southern"). Under these agreements, the Company is licensing fiber optic facilities in Southern California (1,258 miles), San Antonio (300 miles, 60 of which currently exist) and Birmingham (144 miles, 22 of which currently exist). The Company also has invested in ICG Telecom of San Diego, L.P., a California limited partnership (formerly known as Linkatel California, L.P., a California limited partnership) ("ICG Telecom of San Diego"), which operates a fiber optic network (50 miles) in metropolitan San Diego. The Company is actively pursuing licensing arrangements with other utility companies and other strategic partners.

          The Company also has entered into a national contract with AT&T Corp. ("AT&T") under which the Company will provide special and switched access services to AT&T on the Company's networks.

     TELECOM SERVICES

          The Company operates networks in the following markets within its three regional clusters: California (Sacramento, San Diego and 17 cities in the Los Angeles and San Francisco metropolitan areas); Colorado (Denver, Colorado Springs and Boulder); and the Ohio Valley (Akron, Cleveland, Columbus, Dayton and Louisville). The Company also operates networks in Birmingham, Charlotte, Phoenix, Melbourne (Florida) and Nashville. The Company has recently acquired fiber optic facilities in 22 additional cities in the Los Angeles metropolitan area through its agreement with SCE and is developing networks in Cincinnati, Greensboro/Winston-Salem and San Antonio. The Company is in the process of selling its networks in Melbourne and Phoenix. The Company's operating networks have grown from approximately 12,000 customer voice grade equivalent circuits ("VGEs") at the end of fiscal 1992 to approximately 431,000 VGEs at the end of fiscal 1995 and 511,000 VGEs as of March 31, 1996. This has driven telecom services revenue from $1.1 million for fiscal 1992 to $32.3 million for fiscal 1995 and $50.6 million for the 12-month period ended March 31, 1996.

          STRATEGY

          The Company's goal is to become the dominant alternative to the LEC in the markets it serves. In furtherance of this goal, the Company has developed a strategy to capitalize on its established customer base of long distance carriers and to develop its markets within regional clusters. Key elements of this strategy are:

          MARKET SERVICES PRIMARILY TO LONG DISTANCE CARRIERS. The Company believes there are several advantages to acting as a "carrier's carrier" and marketing its services primarily to long distance carriers and resellers. Long distance carriers generally determine who will carry the local segment of a long distance telephone call, thereby enabling the Company to reduce its marketing costs by focusing on a few high-volume customers. Also, the continuing deregulation of local telephone service creates new opportunities for the Company to work with its long distance carrier customers to develop and deliver local dial tone and new enhanced products and services. The major long distance carriers served by the Company operate in all U.S. markets and provide the Company with information about business opportunities and the carriers' anticipated needs in markets the Company may enter. The carriers and resellers served by the Company accounted for approximately 82% of the Company's telecom services revenue for fiscal 1995. The Company believes that its "carrier's carrier" strategy reduces the risks associated with significant network investments because the Company works with long distance carrier customers, such as AT&T, MCI Communications Corp. ("MCI"), Sprint Corporation and WorldCom, Inc. ("WorldCom"), to develop new products and services.

          CONCENTRATE MARKETS IN REGIONAL CLUSTERS. The Company's "first to market" advantage in certain cities has allowed it to concentrate its networks in regional clusters serving major metropolitan areas in California, Colorado and the Ohio Valley. The Company believes that by focusing on regional clusters it will be able to more effectively service its customers' needs and efficiently develop, operate and control its networks. The Company also is evaluating the expansion of its existing clusters and the addition of new regional clusters in which it may seek to acquire, build or license fiber optic facilities.

          EXPAND ALLIANCES WITH UTILITIES. The Company has established, and is actively pursuing, strategic alliances with utility companies to take advantage of their existing fiber optic infrastructures. This approach affords the Company the opportunity to license or lease fiber optic facilities on a long-term basis throughout a utility's service area in a more timely, cost-effective manner than constructing facilities. In addition, utilities possess conduit and rights of way that facilitate the installation of fiber to extend the existing network in a given market.

          AGGRESSIVELY PURSUE LOCAL DIAL TONE AND SWITCHED SERVICES. With the passage of the Telecommunications Act, LECs will be allowed to offer long distance services in competition with the Company's current long distance carrier customers. As a result, the Company's long distance carrier customers are seeking to rapidly reduce their reliance on LEC networks. By offering an array of telecommunications products, including local dial tone and enhanced services, the Company will be providing a high quality, lower cost alternative to the LEC. As a result, the Company expects switched services to become a primary business of the Company as it introduces local dial tone in the second half of 1996. The Company has established a network of 13 switches in its markets to offer these services. The Company's switched minutes of use have increased from 10 million minutes in the first quarter of fiscal 1995 to 362 million minutes in the second quarter of fiscal 1996.

     NETWORK SERVICES

          Through the Company's wholly owned subsidiary, Fiber Optic Technologies, Inc. ("FOTI"), the Company supplies information technology services, focusing on client/server technologies, network design, installation, maintenance and support for a variety of end users, including large businesses and telecommunications companies. The Company specializes in the installation and support of network systems for clients that include Amoco Corporation, MCI, Intel Corporation ("Intel") and other leading Fortune 1000 firms. Revenue for Network Services has grown from $13.3 million for the 12-month period ended September 30, 1992 (including revenue prior to the Company's acquisition of FOTI) to $58.8 million for fiscal 1995 and $59.7 million for the 12-month period ended March 31, 1996.

     SATELLITE SERVICES

          The Company's Satellite Services operations provide satellite-based voice and data connectivity to domestic and international customers. The Company operates a maritime telecommunications business providing satellite telephone services to major cruise ship lines and the U.S. Navy, a VSAT (very small aperture terminal) data transmission business and a teleport providing international voice and data services. The Company also recently acquired 90% of the outstanding shares of Maritime Cellular Tele-Network, Inc. ("MCN"), a Florida-based maritime telecommunications operator, which provides satellite telephone services to smaller vessels and will complement the Company's existing cruise ship telephone services business. The Company recently sold four teleports (Atlanta, Denver, Los Angeles and New Jersey) to Vyvx, Inc., a subsidiary of The Williams Companies, for a cash purchase price of approximately $21.5 million. The Company continues to own and operate one teleport and has the right to lease capacity on the teleports it sold. Revenue for the Satellite Services operations (adjusted to reflect the sale of the teleports) was $11.4 million for fiscal 1995 and $14.9 million for the 12-month period ended March 31, 1996.

     RECENT DEVELOPMENTS

     NETWORK EXPANSION

          In March 1996, the Company and SCE jointly filed an agreement with the California Public Utilities Commission ("CPUC") under which the Company will license 1,258 miles of fiber optic cable in Southern California. This network, which will be operated and maintained by the Company, stretches from suburban Los Angeles to San Diego. In addition, the agreement allows the Company to utilize SCE's facilities to install up to 500 additional miles of fiber optic cable. The Company has identified over 1,300 buildings which, based upon estimates of building size and telecommunications traffic volumes, will be targeted by the Company for connection to the network. The Company believes this agreement is strategically important to enhancing its market position in California and providing it with a fiber optic infrastructure in a timely, cost-effective manner.

          In March 1996, the Company entered into a national contract with AT&T under which the Company will provide special and switched access services to AT&T. The Company and AT&T have initially identified 12 MSAs (metropolitan statistical areas) in which the Company will provide services and are in discussions with respect to seven additional MSAs in which the Company may provide services. The Company believes that this agreement is indicative of a trend by long distance carriers to shift origination and termination of long distance traffic away from LEC networks to the facilities of CLECs. Under the agreement, the Company will work with AT&T to provide special and switched access services in the Company's other markets and new markets which the Company may enter.

          The Company recently invested $10.0 million to acquire a 60% interest in, and became the general partner of, ICG Telecom of San Diego, whose other partners are Linkatel Communications, Inc. and The Copley Press, Inc., the publisher of The San Diego Union Tribune ("Copley Press"). ICG Telecom of San Diego operates a 50-mile fiber optic network and is constructing an additional 110 miles of fiber in metropolitan San Diego. As a result of the ICG Telecom of San Diego acquisition, combined with the Company's existing California networks and the facilities under agreement with SCE, the Company now has a network presence in all major metropolitan areas of California.

          In November 1995, the Company entered into a long-term agreement with CPS to license half of the capacity on a 300-mile fiber optic network (60 of which currently exist) in greater San Antonio. CPS will construct the remaining 240-mile network in conjunction with the Company. Upon completion, the network is expected to be able to service 120 buildings. During construction, the Company will be able to provide services to completed segments of the network.

          In March 1996, the Company entered into a long-term license agreement with a subsidiary of Southern and Alabama Power Company ("Alabama Power"), for the right to use 22 miles of fiber and 122 miles of additional Alabama Power facilities to reach the three major business centers in Birmingham.

          In February 1996, the Company entered into a long-term agreement with WorldCom under which the Company will pay approximately $8.8 million for the right to use fiber along a 330-mile fiber optic network in Ohio. The network, which is being constructed by WorldCom in conjunction with the Company, will provide a direct fiber link between the Company's existing networks in Akron, Cleveland, Columbus and Dayton and its new network under development in Cincinnati.

     MANAGEMENT

          The Company named James D. Grenfell as Executive Vice President, Chief Financial Officer and Treasurer in November 1995. Mr. Grenfell has been a financial executive in the telecommunications industry for over 15 years, most recently with BellSouth Corp.

     ACCOUNTING CHANGES

          Effective January 1, 1996, the Company changed its method of accounting for long-term telecom services contracts to recognize revenue as services are provided. The Company also has shortened the estimated depreciable lives of substantially all of its fixed assets. The Company believes this revised accounting method and the changes in estimated depreciable lives are preferable because they are more consistent with accounting practices within the telecommunications industry.

     UNITED STATES INCORPORATION

          The Board of Directors of IntelCom has adopted a plan under which IntelCom will become a subsidiary of a new publicly traded United States corporation. The shareholders of IntelCom will consider and vote on this plan on July 30, 1996 at the Annual and Special Meeting of Shareholders.

     FINANCING

          In April 1996, the Company completed a private placement of (i) $550.3 million principal amount of 12 1/2% Senior Discount Notes due 2006 issued by ICG (the "12 1/2% Notes"), for gross proceeds of $300.0 million, which are guaranteed on a senior unsecured basis by IntelCom (the "12 1/2% Note Guarantee"), and (ii) 150,000 shares of 14 1/4% Exchangeable Preferred Stock (the "ICG Preferred Stock"), for gross proceeds of $150.0 million (the "1996 Private Offering"). The net proceeds from the 1996 Private Offering totaled $433.0 million after transaction fees and expenses of $17.0 million. Of the net proceeds, $35.3 million was used to redeem the redeemable preferred stock issued in a private placement of 300,000 shares of preferred stock of ICG bearing an annual dividend of $12 per share (the "Redeemable Preferred Stock") and to purchase 458,333 Series A Warrants ("Series A Warrants") and 458,333 Series B Warrants ("Series B Warrants", together with the Series A Warrants, the "Redeemable Warrants") previously issued by ICG, and approximately $397.7 million will be used for capital expenditures and to fund net operating losses over the next 21 months.

          The Company believes that its liquidity has improved because the 13 1/2% Senior Discount Notes due 2005 issued by ICG (the "13 1/2% Notes") in August 1995 and the 12 1/2% Notes do not require the payment of cash interest prior to 2001 and do not require payment of principal until maturity in 2005 and 2006, respectively, and dividends on the ICG Preferred Stock are payable in additional ICG Preferred Stock through May 1, 2001.

          Management believes that the net proceeds from (i) the 1996 Private Offering, (ii) amounts expected to be available through vendor financing arrangements and (iii) the funds remaining from the August 1995 private offering of approximately (A) $300.0 million of units (the "Units"), comprised of the 13 1/2% Notes in the aggregate principal amount of approximately $584.3 million, which are guaranteed on a senior unsecured basis by IntelCom (the 13 1/2% Note Guarantee"), and warrants to purchase 1,928,190 Common Shares issued by IntelCom at an exercise price of $12.51 per share (the "IntelCom Warrants") and (B) the Redeemable Preferred Stock (the "1995 Private Offering") will permit the Company to expand its telecom services business as currently planned and to fund its operating deficits for approximately 21 months. Additional sources of cash, including from the issuance of equity securities, will be required in the near term.

                                     THE OFFERING

     Securities offered hereby:
        Selling Noteholders . . . . . .   $56,106,250 Principal Amount of Notes
        Selling Security Holders  . . .   8,190,348 Common Shares(1)
     Common Shares outstanding
      after the Offering  . . . . . . .   32,021,295 Common Shares(1)(2)
     American Stock Exchange Symbol . .   ICG
     Vancouver Stock Exchange Symbol. .   INL
     Use of Proceeds  . . . . . . . . .   The Company will receive no proceeds
                                          from this Offering.

     ----------
     (1) Assumes (i) conversion of the total principal amount of all Notes (3,117,013 Common Shares) and compound interest on the October Interest Notes accrued up to but not including April 30, 1996 (33,653 Common Shares), (ii) the exercise of warrants (302,933 Common Shares), and (iii) the issuance of all Common Shares to be issued in connection with certain Company obligations (13,724 Common Shares) and includes Common Shares issued upon conversion of the September Notes and the September Interest Notes (1,358,968 Common Shares) and Common Shares held by certain shareholders (3,364,057 Common Shares).
     (2) Does not include 6,595,898 Common Shares issuable pursuant to (i) IntelCom Warrants (1,928,190) Common Shares, which are exercisable after August 8, 1996), (ii) Series A Warrants (250,000 Common Shares), (iii) Series B Warrants (250,000 Common Shares), and (iv) options (4,167,708, of which 2,536,108 are currently exercisable).


                               DESCRIPTION OF THE NOTES

          The October Notes were issued primarily to institutional investors on October 27, 1993, in a private financing of the Company. The aggregate principal amount of the October Notes is $47,750,000. The original terms of the October Notes provided for simple interest at 7% per annum, payable semi-annually on April 30 and October 30, which would have been payable upon the earlier of conversion, redemption or maturity. The Company may select to accrue and defer interest by issuing the October Interest Notes in lieu of cash interest. At April 30, 1996, the Company had issued October Interest Notes in the aggregate principal amount of $8,356,250 which represents the first five semi-annual interest payments on the October Notes. Pursuant to the Board Resolution, the interest payable by the Company with respect to the October Interest Notes upon redemption or conversion thereof would equal the accrued and unpaid interest on the October Interest Notes as if such interest had been calculated on a semi-annual compound basis on April 30 and October 30 of each year from the date of issuance to the date fixed for redemption or conversion of the Notes. The Company also provided that the interest on the October Interest Notes accrued up to but not including April 30, 1996 would be convertible into Common Shares, which will result in the issuance of an additional 33,653 Common Shares. The Company has notified the holders of the Notes of its intent to redeem the Notes by July 26, 1996. The October Notes and the October Interest Notes (collectively, the "Notes") are each subject to a separate Indenture between the Company, as issuer, and Bankers Trust Company, as trustee (collectively, the "Indentures"). There currently is no public market for the October Notes and the October Interest Notes and the Company does not anticipate that a public market will develop.

          The Notes are unsecured subordinated obligations of the Company which will mature on October 30, 1998. The Company is a holding company that conducts substantially all of its business through subsidiaries. The Notes are obligations solely of the Company and none of the Company's subsidiaries are obligated to pay amounts due pursuant to the Notes. The Notes are effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. On March 31, 1996, the Notes were subordinated to approximately $437.5 million of liabilities of the Company and its subsidiaries (excluding intercompany payables to ICG). Under the Indentures for the Notes, there are no restrictions on the amount of indebtedness senior to the Notes that the Company and its subsidiaries may incur in the future. The Indentures do not protect holders of Notes against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring.

          The Notes are convertible into Common Shares of the Company for $18.00 per Common Share. That conversion price may be adjusted to reflect certain events such as dividends and distributions to holders of Common Shares, stock splits or reverse stock splits. The conversion price will not be adjusted for the issuance of new Common Shares, new securities convertible into Common Shares, or for payments of dividends on the Common Shares. As of the date of this Prospectus, the conversion price had not been adjusted.

          See "Description of Securities" and "Certain Tax Considerations" for a more detailed discussion of the Notes.


                   SUMMARY HISTORICAL AND PRO FORMA INFORMATION(1)
                       (IN THOUSANDS, EXCEPT STATISTICAL DATA)

                                           YEARS ENDED SEPTEMBER 30,
                                     ------------------------------------
                                                            ACTUAL    PRO FORMA
                                                            ------    ---------
                                   1993         1994         1995      1995(3)
                                   ----         ----         ----     ---------
     STATEMENT  OF  OPERATIONS
     DATA(2):

     Revenue:
          Telecom services . .     $ 4,803     $ 14,854     $ 32,330   $ 32,330
          Network services . .      21,006       36,019       58,778     58,778
          Satellite services .       3,520        8,121       20,502     11,360
          Other  . . . . . . .         147          118           --         --
                                   -------       -------     -------    -------
               Total revenue .      29,476       59,112      111,610    102,468
     Operating loss  . . . . .      (3,660)     (15,266)     (46,814)   (44,164)
     Interest expense  . . . .      (2,523)      (8,481)     (24,368)   (73,994)
     Net loss  . . . . . . . .      (4,609)     (23,868)     (76,181)  (157,228)
     Preferred stock dividend            --           --        (467)      (467)
                                    -------      -------      -------    -------
     Net loss  attributable to     $(4,609)    $(23,868)    $(76,648) $(157,695)
     common shareholders . . .      =======     ========     ========  =========
     Loss per common share . .      $(0.39)      $(1.56)      $(3.25)    $(6.68)
                                    =======      =======      =======    =======
     Weighted  average  number
      of common shares
      outstanding  . . . . . .      11,671       15,342       23,604     23,604

     OTHER DATA: . . . . . . .
     EBITDA(4) . . . . . . . .       $(187)     $(7,068)    $(30,190)  $(29,754)
     Ratio of earnings to
      combined fixed charges
      and preferred stock
      dividends(5) . . . . . .          --           --           --         --



                                        SIX MONTHS ENDED MARCH 31,
                                   ------------------------------------
                                                 ACTUAL        PRO FORMA
                                                 ------        ---------
                                    1995         1996(2)        1996(3)
                                    ----         -------        -------
     STATEMENT  OF  OPERATIONS
     DATA(2):

     Revenue:
          Telecom services . .     $ 12,833        $ 31,148       $ 31,148
          Network services . .       28,789          29,691         29,691
          Satellite services .        8,934          10,504          8,026
          Other  . . . . . . .           --              --             --
                                     -------         -------        -------
               Total revenue .        50,556         71,343         68,865
     Operating loss  . . . . .       (17,289)       (31,081)       (29,717)
     Interest expense  . . . .        (6,197)       (29,432)       (60,081)
     Net loss  . . . . . . . .       (23,041)       (60,554)      (111,739)
                                      -------        -------       --------
     Preferred stock dividend             --         (1,027)        (1,027)
                                      -------        -------        -------
     Net loss  attributable to      $(23,041)      $(61,581)      $(112,766)
       common shareholders . .        =======        =======        =======
     Loss per common share . .        $(1.01)        $(2.42)        $(4.43)
                                      -------        =======        =======
     Weighted  average  number
       of common shares
       outstanding . . . . . .        22,746          25,471         25,471

     OTHER DATA: . . . . . . .
     EBITDA(4) . . . . . . . .      $(10,182)      $(18,720)      $(18,009)
     Ratio of earnings to
       combined fixed charges
       and preferred stock
       dividends(5)  . . . . .          --              --             --


                                                                    SIX MONTHS
                                               YEARS ENDED            ENDED
                                              SEPTEMBER 30,          MARCH 31
                                           -------------------     ------------
                                           1993    1994   1995     1995    1996
                                           ----    ----   ----     ----    ----
     STATISTICAL DATA(6):
     Telecom networks:
          Cities served  . . . . . . .       6      30      32       32       37
          Buildings connected
               On-net  . . . . . . . .      97     226     280      251      327
               Off-net . . . . . . . .      --      --   1,095      777    1,401
                                          ----   -----   -----    -----    -----
                    Total buildings         97     226   1,375    1,028    1,728
                     connected . . . .
          Customer circuits in service  50,044 224,072 430,535  287,167  510,755
           (VGEs)  . . . . . . . . . .
          Switches operational . . . .      --       1      13        6       13
          Switched minutes of use           --       2     283       42      597
           (millions)  . . . . . . . .
          Fiber route miles(7)
               Operational . . . . . .
                                           168     323     627      466      780
               Under construction  . .      --      --      --       --    1,921
          Fiber strand miles(8)
               Operational . . . . . .   8,024  14,959  27,150   21,811   36,310
               Under construction  . .      --      --      --       --   52,351
          Wireless route miles(9)  . .      --     606     568      606      582
     Satellite services:
          Teleports  . . . . . . . . .       1       4       5        5        1
          Teleport antennas  . . . . .      15      48      59       58        7
          Uplink hours(10) . . . . . .  19,949  49,166 141,736   33,158       --

          VSATs  . . . . . . . . . . .      --     810     626      694      658
          Maritime installations . . .      --      --      27       17       33
          Maritime minutes of use           --      --   1,424      251    2,084
               (thousands) . . . . . .

                                 (Accompanying notes are on the following page)

                                                             MARCH 31, 1996
                                                             --------------
                                                       ACTUAL(2)  PRO FORMA(3)
                                                       ---------  ------------
     BALANCE SHEET DATA:
       Working capital                                  $152,936     $527,352
       Total assets                                      556,567      964,175
       Notes payable and current portion of long-term      9,199        9,199
         debt and capital lease obligations
       Long-term debt and capital lease obligations,     459,096      759,125
         less current portion
       Redeemable Preferred Stock of ICG ($30.0           19,571           --
         million liquidation value)
       Preferred Stock of ICG (redeemable)($150.0             --      144,380
         million liquidation value)
       Shareholders' equity                               35,513        8,283
     -----------

     (1) The Summary Historical and Pro Forma Financial Information relates to IntelCom and its subsidiaries. All of IntelCom's business is conducted through ICG and its subsidiaries.

     (2) Effective January 1, 1996, the Company changed its method of accounting for long-term telecom services contracts to recognize revenue as services are provided. As required by generally accepted accounting principles, the Company has reflected the effects of the change in accounting as if such change had been adopted as of October 1, 1995. The Company's results for the six months ended March 31, 1996 reflect a charge of $3.5 million relating to the cumulative effect of this change in accounting as of October 1, 1995. The effect of this change in accounting in fiscal year 1996 was to decrease loss before cumulative effect of change in accounting by approximately $22,000 for the six months ended March 31, 1996. If the new revenue recognition method had been applied retroactively, telecom services revenue would have decreased by $2.0 million, $0.5 million and $0.7 million for fiscal 1993, 1994 and 1995, respectively, and $0.6 million for the six months ended March 31, 1995.

     (3) Pro Forma Statement of Operations Data reflects (i) the sale of the Company's teleports in Atlanta, Denver, Los Angeles and New Jersey,
          (ii) the receipt of the net proceeds from the 1996 Private Offering and interest expense on $300.0 million gross proceeds of the 12 1/2% Notes and preferred stock dividends on $150.0 million liquidation preference of ICG Preferred Stock, without giving effect to any increased interest income on available cash or the capitalization of any interest associated with construction in progress, (iii) the redemption of $30.0 million of Redeemable Preferred Stock, payment of accrued dividends and the related $12.3 million charge for the excess of the redemption price as of April 30, 1996 over the carrying amount,
          (iv) the repurchase of 916,666 Redeemable Warrants and (v) the payment with respect to consents to amendments to the Indenture governing the 13 1/2% Notes (the 13 1/2% Notes Indenture") to permit the 1996 Private Offering as if such events had occurred at the beginning of the periods presented. Pro Forma Balance Sheet Data reflects the items in (ii) through (v) above as if such events had occurred on the balance sheet date. The sale of the Company's teleports is reflected in the actual balance sheet data at March 31, 1996. The charges described in items (iii) and (v) will be reflected in the Company's results for the nine months ended June 30, 1996.

     (4) EBITDA consists of operating loss plus depreciation and amortization. EBITDA is provided because it is a measure commonly used in the telecommunications industry. EBITDA is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles for the periods indicated.

     (5) For the fiscal years ended September 30, 1993, 1994 and 1995 and the six months ended March 31, 1995 and 1996, earnings were insufficient to cover combined fixed charges and preferred stock dividends by $6.2 million, $24.8 million, $77.3 million, $23.0 million and $63.0 million, respectively. On a pro forma basis giving effect to the 1996 Private Offering, the redemption of $30.0 million of Redeemable Preferred Stock and the sale of four of the Company's teleports as if they occurred on October 1, 1994, and without giving effect to any increased interest income on additional available cash or the capitalization of any interest associated with construction in progress, earnings would have been insufficient to cover fixed charges by $158.3 million and $114.2 million for fiscal 1995 and the six months ended March 31, 1996, respectively. Combined fixed charges and preferred stock dividends consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, that portion of rental expense the Company believes to be representative of interest (i.e., one-third of rental expense) and preferred stock dividends.

     (6) Amounts presented are for 12-month and six-month periods ended, or as of, September 30 and March 31. The Company sold four teleports in the quarter ended March 31, 1996. Statistical Data for Satellite Services does not reflect this sale.

     (7) Fiber route miles refers to the number of miles of fiber optic cable, including leased fiber. Fiber route miles as of September 30, 1993 are based upon management estimates. As of March 31, 1996, the Company had 780 fiber route miles, of which 178 fiber route miles were leased. Fiber route miles under construction represents fiber under construction and fiber which is expected to be operational within six months.

     (8) Fiber strand miles refers to the number of fiber route miles, including leased fiber, along a telecommunications path multiplied by the number of fiber strands along that path. Fiber strand miles as of September 30, 1993 are based upon management estimates. As of March 31, 1996, the Company had 36,310 fiber strand miles, of which 1,847 fiber strand miles were leased. Fiber strand miles under construction represents fiber under construction and fiber which is expected to be operational within six months.

     (9) Wireless route miles represents the total distance of the digital microwave paths between Company transmitters which are used in the Company's telecom services networks.

     (10) Uplink hours represent the number of hours of video, data and voice communications transmitted by the Company's earth stations.


                                     RISK FACTORS

          An investment in the Notes or the Common Shares offered hereby involves a high degree of risk. The following risk factors, together with the other information set forth in this Prospectus and appearing in the documents incorporated by reference herein should be considered when evaluating an investment in the Company.

     HISTORICAL AND ANTICIPATED FUTURE OPERATING LOSSES AND NEGATIVE CASH FLOW

          The Company has incurred and expects to continue to incur significant operating and net losses. The Company expects to continue to generate negative cash flow from operating activities while it emphasizes development, construction and expansion of its telecom services business and until the Company establishes a sufficient revenue generating customer base. Because of the acceleration of the Company's expansion strategy, the Company's operating losses are expected to increase over the near term.
     The Company had net losses and negative EBITDA of approximately $76.6 million and $30.2 million, respectively, for fiscal year 1995 and approximately $61.6 million and $18.7 million, respectively, for the first six months of fiscal 1996. In addition, the Company had accumulated deficits of $134.4 million and $196.0 million at September 30, 1995 and March 31, 1996, respectively. There can be no assurance that the Company will achieve or sustain profitability or positive EBITDA in the future or at any time have sufficient resources to make payments on its indebtedness, including principal and interest payments on the Notes. See "Summary Historical and Pro Forma Information," including notes thereto.

     SIGNIFICANT CAPITAL REQUIREMENTS

          The Company's current plans for expansion of existing networks, the development of new networks, the further development of the Company's products and services and the continued funding of operating losses may require an aggregate of approximately $100.0 million of additional cash from outside sources. The Company's arrangements with utilities require it to make significant cash payments and the development of these networks requires significant capital expenditures to add switching facilities and build out from the utilities' fiber backbone to end user locations. Due to the number of opportunities arising from changes in the telecommunications regulatory environment and the cash required to take advantage of these opportunities, management believes that the net proceeds from the 1996 Private Offering, the funds remaining from the 1995 Private Offering and amounts expected to be available through vendor financing arrangements will provide sufficient funds necessary for the Company to expand its telecom services business as currently planned and to fund its operating deficits for approximately 21 months. Additional sources of cash may include public and private equity and debt financings by IntelCom, ICG or ICG's subsidiaries, sales of non-strategic assets, capital leases and other financing arrangements. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's acquisition, development and expansion plans and expenditures, which could have a material adverse effect on its business prospects and limit the Company's ability to make principal and interest payments on its indebtedness, including the Notes.

     RISKS RELATED TO SWITCHED SERVICES STRATEGY

          The Company has installed 13 high capacity digital switches that enable the Company to offer interstate and intrastate switched and enhanced services, including local dial tone, in all of its markets. The Company expects to add three switches in 1996 and additional switches and switching capacity as demand warrants. The Company began generating switched services revenue in the fourth quarter of fiscal 1994 and expects revenue from these services to increase. Currently, the Company is experiencing negative operating margins, as expected, from the provision of switched services while its networks are in the development and construction phases and while the Company relies on LEC networks to terminate and originate a significant portion of its customers' switched traffic. The Company expects operating margins for switched services on a given network to improve when (i) sales efforts result in increased volumes of traffic carried on the Company's own network in place of LEC facilities, and (ii) higher margin enhanced services are provided to customers on the Company's network. In addition, the Company believes that the unbundling of LEC services and the implementation of local telephone number portability, which are mandated by the Telecommunications Act, will reduce the Company's costs of providing switched services and facilitate the marketing of such services. However, the Company's switched services strategy has not yet been profitable and may not become profitable due to, among other factors, lack of customer demand, competition from other CLECs and pricing pressure from the LECs. In addition, to fully implement its switched services strategy, the Company must make significant capital expenditures to provide additional switching capacity, network infrastructure and electronic components. The Company has limited experience providing switched services and there can be no assurance that the Company's switched services strategy will be successful.

     SUBSTANTIAL INDEBTEDNESS; ABILITY TO SERVICE DEBT

          At March 31, 1996 on a pro forma basis giving effect to the 1996 Private Offering, the Company would have had approximately $773.5 million of indebtedness, including capitalized lease obligations. The accretion of original issue discount on the 13 1/2% Notes and the 12 1/2% Notes will cause an increase in indebtedness of approximately $518.5 million by May 1, 2001. In addition, the ICG Preferred Stock and the 14 1/4% Subordinated Exchange Debentures due May 1, 2007 (the "Exchange Debentures") issuable in exchange for the ICG Preferred Stock, if issued, may pay dividends or interest through the issuance of additional shares of ICG Preferred Stock or Exchange Debentures, as the case may be, through May 1, 2001. The 13 1/2% Notes Indenture, the First Amended and Restated Articles of Incorporation of ICG governing the terms of the ICG Preferred Stock and the Indenture governing the 12 1/2% Notes (the "12 1/2% Notes Indenture"), limit, but do not prohibit, the incurrence of additional indebtedness by IntelCom, ICG and their subsidiaries. The Company anticipates that IntelCom, ICG and their subsidiaries will incur substantial additional indebtedness in the future. Although the net proceeds from the 1996 Private Offering are expected to enhance liquidity and improve the Company's financial flexibility in the near term, the Company's total indebtedness, interest expense and dividend requirements will be significantly increased as a result of the 1996 Private Offering.

          The level of the Company's indebtedness could have important consequences to holders of the Notes, including the following: (i) the debt service requirements of any additional indebtedness could make it more difficult for the Company to make payments on the Notes; (ii) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal and interest on its indebtedness and other obligations and will not be available for other purposes; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to, changes in its business; (v) the Company is more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (vi) the Company's high degree of indebtedness will make it more vulnerable in the event of a downturn in its business.

          The Company has been experiencing substantial negative EBITDA and, on a pro forma basis giving effect to the 1996 Private Offering and the application of a portion of the net proceeds therefrom to redeem the Redeemable Preferred Stock and giving effect to the sale of four of the Company's teleports, the Company's earnings before combined fixed charges and preferred stock dividend requirements would have been insufficient to cover combined fixed charges and preferred stock dividend requirements for fiscal 1995 and the six months ended March 31, 1996 by approximately $158.3 million and $114.2 million, respectively. In addition, for the same periods on the same pro forma basis, the Company's EBITDA minus capital expenditures and interest expense and preferred stock dividends would have been approximately $(224.5) million and $(202.9) million, respectively. There can be no assurance that the Company will be able to improve its earnings before combined fixed charges and preferred stock dividends or that the Company will be able to meet its debt service obligations, including its obligations on the Notes. In the event the Company's cash flow is inadequate to meet its obligations, the Company could face substantial liquidity problems. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments or, if the Company otherwise fails to comply with the various covenants in its indebtedness, it would be in default under the terms thereof, which would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of the Company. Such defaults could result in a default on the Notes and could delay or preclude payment of interest or principal on the Notes. The ability of the Company to meet its obligations will be dependent upon the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. See "Description of Securities."

     HOLDING COMPANY RELIANCE ON SUBSIDIARIES' FUNDS; PRIORITY OF SECURED CREDITORS

          IntelCom is a holding company. The sole material asset of IntelCom consists of the common stock of ICG and the principal asset of ICG consists of common stock of its subsidiaries. IntelCom must rely upon dividends and other payments from ICG to generate the funds necessary to meet its obligations, including the payment of principal of and interest on the October Notes and payment on the October Interest Notes. ICG and its subsidiaries are legally distinct from IntelCom and have no obligation, contingent or otherwise, to pay amounts due pursuant to the Notes or to make funds available for such payment. The ability of ICG to pay dividends and make other payments to IntelCom is restricted by the terms of the 13 1/2% Notes and the 12 1/2% Notes. The amounts permitted to be paid in the future by ICG under such terms depends, in part, upon the net income of ICG and would be reduced by certain other payments, including payment by ICG of subordinated indebtedness issued by it. ICG has incurred losses since its inception in 1991 and there can be no assurance that it will have net income available for distribution. ICG also is a holding company dependent upon distributions and other payments by its subsidiaries. The ability of ICG's subsidiaries to make such payments to ICG will be subject to, among other things, the availability of funds, the terms of each subsidiary's indebtedness and applicable state laws.
     In particular, several of ICG's subsidiaries have entered into credit facilities, certain of which are guaranteed by IntelCom and/or ICG, which prohibit or restrict the payment of dividends by those subsidiaries to ICG. Claims of creditors of ICG's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of IntelCom and the holders of IntelCom's indebtedness, including the Notes. Accordingly, the Notes will be effectively subordinated to the liabilities (including trade payables) of the subsidiaries of ICG and IntelCom, respectively. At March 31, 1996, the subsidiaries of ICG had approximately $115.7 million of liabilities (excluding intercompany payables to ICG), including $78.0 million of indebtedness. In addition, the Notes are subordinate in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indentures governing the Notes), including the 13 1/2% Note Guarantee and the 12 1/2% Note Guarantee. As of March 31, 1996, after giving pro forma effect to the 1996 Private Offering, the Company would have had approximately $705.0 million of senior indebtedness outstanding, net of accrued original issue discount.

          The various financing agreements that govern the indebtedness of the Company and its subsidiaries, including the 13 1/2% Notes Indenture and the 12 1/2% Notes Indenture, contain financial and operating covenants including, among other things, requirements that the Company or its subsidiaries maintain certain financial ratios and satisfy certain financial tests and limitations on their respective ability to incur other indebtedness, pay dividends, engage in transactions with affiliates, sell assets and engage in mergers and consolidations and other acquisitions. If the Company or its subsidiaries fail to comply with these covenants, the lenders will be able to accelerate the maturity of the applicable indebtedness.

     PAYMENTS DUE ON INDEBTEDNESS PRIOR TO MATURITY OF THE NOTES; REFINANCING
     RISK

          As of March 31, 1996, an aggregate of approximately $62.0 million of capitalized lease obligations was due prior to December 31, 2000, an aggregate principal amount of approximately $68.5 million (including $0.4 million of accrued interest) was outstanding under the October Notes and the September Notes and an aggregate accreted value of approximately $326.5 million was outstanding under the 13 1/2% Notes. As of March 31, 1996, approximately $12.0 million of the September Notes and the September Interest Notes are due September 17, 1998 and are convertible at a price of $15.60 per Common Share. The September Notes and the September Interest Notes have since been converted into 769,226 Common Shares. Approximately $56.1 million of the October Notes and the October Interest Notes are due October 30, 1998 and are convertible at a price of $18.00 per Common Share. The Company has notified the holders of the October Notes and the October Interest Notes of its intent to redeem the October Notes and the October Interest Notes by July 26, 1996. The 13 1/2% Notes require payments of interest to be made in cash commencing on March 15, 2001 and mature on September 15, 2005. As of March 31, 1996, the Company had $4.1 million of other indebtedness that matures prior to December 31, 2000. The Company may also have additional payment obligations prior to such time, the amount of which cannot presently be determined. The net proceeds from the 1996 Private Offering, the funds remaining from the 1995 Private Offering and amounts expected to be available through vendor financing arrangements will provide sufficient funds necessary for the Company to expand its telecom services business as currently planned and to fund its operating deficits for approximately 21 months. Additional sources of cash may include public and private equity and debt financings by IntelCom, ICG or ICG's subsidiaries, sales of non-strategic assets, capital leases and other financing arrangements. Accordingly, the Company will have to refinance a substantial amount of indebtedness and obtain substantial additional funds prior to December 31, 2000. The Company's ability to do so will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its indebtedness, including the 13 1/2% Notes Indenture, the 12 1/2% Notes Indenture, the ICG Preferred Stock, and other factors, including market conditions, beyond the control of the Company. There can be no assurance that the Company will be able to refinance such indebtedness, including such capitalized leases, or obtain such additional funds, and if the Company is unable to effect such refinancings or obtain additional funds, the Company's ability to make principal and interest payments on its indebtedness, including the Notes and the value of the Warrants and the Warrant Shares, would be adversely affected.

     RISKS RELATED TO RAPID EXPANSION OF BUSINESS

          The continued rapid expansion and development of the Company's business will depend on, among other things, the Company's ability to evaluate markets, lease fiber from utilities, design fiber backbone routes, secure financing, install facilities, acquire rights of way and building access, obtain any required government authorizations and implement expanded interconnection and collocation with facilities owned by LECs, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition, such expansion may involve acquisitions which, if made, could divert the resources and management time of the Company and require integration with the Company's existing networks and services. The Company's ability to effectively manage its rapid expansion will require it to continue to implement and improve its operating, financial and accounting systems and to expand, train and manage its employee base. The inability to effectively manage its planned expansion could have a material adverse effect on the Company's business, growth, financial condition and results of operations.

     COMPETITION

          The Company operates in a highly competitive environment that historically was dominated by an entrenched monopolist--the Regional Bell Operating Companies ("RBOCs") and GTE Corporation ("GTE"). The Company's current competitors include the RBOCs, GTE, other CLECs, network systems integration service providers, microwave and satellite service providers, teleport operators, wireless telecommunications providers and private networks built by large end users. Potential competitors include cable television companies, utilities, local telephone companies outside their current local service areas, as well as the local service operations of long distance carriers. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry as well as the development of new technologies could give rise to increased competition. One of the primary purposes of the Telecommunications Act is to promote competition, in particular in the local telephone market. Since enactment of the Telecommunications Act, several telecommunications companies have indicated their intention to enter many areas of the telecommunications industry, including areas and markets in which the Company participates and expects to participate. This may result in more participants than can ultimately be successful in a given market, subjecting the Company to further competition.

          As a recent entrant in the telecom services industry, the Company, like other CLECs, has not achieved a significant market share. The LECs have long-standing relationships with their customers, have the potential to subsidize services with revenue from a variety of businesses and have benefitted from certain state and federal regulations that, until recently, favored the entrenched monopolist over potential competitors. Recent legislative and regulatory initiatives provide increased business opportunities for the Company, allowing CLECs such as the Company to interconnect with local telephone company facilities and provide all interstate and intrastate services. These opportunities are expected to be accompanied by increased pricing flexibility for, and relaxation of regulatory oversight of, the LECs. If local telephone companies lower their rates, engage in increased volume and term discount pricing practices or seek to charge CLECs increased fees for, or seek to delay implementation of, interconnection to their networks, the Company's results of operations and financial condition could be adversely affected. There can be no assurance that the Company will be able to achieve or maintain adequate market share or revenue, or compete effectively in any of its markets. In addition, the success of the Company's strategy of leasing or licensing fiber optic cable from utilities depends upon the ability to connect end users to the Company's network. Such connections require significant capital expenditures, time and effort and, in some cases, end users targeted by the Company may already be connected to another CLEC. There can be no assurance regarding the number of end users the Company will be able to connect to its network.

     REGULATION

          The Company operates in an industry that is undergoing substantial deregulation as a result of the passage of the Telecommunications Act. However, the Company continues to be subject to significant federal, state and local regulation. On the federal level, the Company is not subject to price or rate of return regulation and is not required to obtain FCC authorization for the installation or operation of fiber optic network facilities. As a non-dominant carrier, the Company must file tariffs for its interstate services and its rates must be reasonable. In addition, the FCC may have the authority, which it is not presently exercising, to impose restrictions on foreign ownership of communications services providers not utilizing radio facilities. The Company must obtain and maintain certain FCC authorizations for its satellite and wireless services. In addition, the Company provides maritime communication services pursuant to an experimental license that expires February 1, 1997. The FCC recently issued a waiver to the Company which will allow it to continue to provide these services pending the grant of a permanent license, for which the Company has applied. State regulatory agencies regulate competitive access services to the extent that they are used for intrastate communications. In addition, local authorities control the Company's access to municipal rights of way.

          The Telecommunications Act generally requires LECs to provide interconnection and nondiscriminatory access to the LEC network on more favorable terms than have been available in the past. However, such new agreements are subject to negotiations with each LEC, which may involve considerable delays, and may not necessarily be obtained on terms and conditions that are acceptable to the Company. In such instances, the Company may petition the proper state regulatory agency to arbitrate disputed issues. There can be no assurance that the Company will be able to negotiate acceptable new interconnection agreements or that, if state regulatory authorities impose terms and conditions on the parties in arbitration, such terms will be acceptable to the Company.

     DEPENDENCE ON KEY CUSTOMERS

          The Company's five largest customers accounted for approximately 18% and 22% of the Company's consolidated revenue in fiscal 1994 and 1995, respectively, and 25% for the six months ended March 31, 1996. No single customer accounted for more than 10% of the Company's consolidated revenue during fiscal 1994 or the six months ended March 31, 1996. For fiscal 1995, revenue from Intel, a Network Services customer, constituted approximately 11% of the Company's total consolidated revenue. The Company anticipates that as switched services revenue represents a larger percentage of the Company's total revenue, the Company's dependence on its largest telecom services customers will increase. The loss of, or decrease of business from, one or more of these customers could have a material adverse effect on the business, financial condition and results of operations of the Company. While the Company actively markets its products and services, there can be no assurance that the Company will be able to attract new customers or retain its existing customers.

     RAPID TECHNOLOGICAL CHANGE

          The telecommunications industry is subject to rapid and significant changes in technology. While the Company believes that, for the foreseeable future, these changes will neither materially affect the continued use of fiber optic cable nor materially hinder its ability to acquire necessary technologies, the effect of technological changes, including changes relating to emerging wireline and wireless transmission technologies, on the business of the Company cannot be predicted.

     DEPENDENCE ON RIGHTS OF WAY AND OTHER THIRD PARTY AGREEMENTS

          The Company must obtain easements, rights of way, franchises and licenses from various private parties, actual and potential competitors, and local governments in order to construct and maintain fiber optic networks. There can be no assurance that the Company will obtain rights of way and franchise agreements to expand its networks or that these agreements will be on terms acceptable to the Company, or that current or potential competitors will not obtain similar rights of way and franchise agreements that will allow them to compete against the Company. Because certain of these agreements are short-term or are terminable at will, there can be no assurance that the Company will continue to have access to existing rights of way and franchises after the expiration of such agreements. An important element of the Company's strategy is to enter into long-term agreements with utilities to take advantage of their existing easements and rights of way and to license or lease their excess fiber capacity. The Company has entered into contracts or letters of intent with several utilities, however other CLECs are seeking to enter into similar arrangements and have bid and are expected to continue to bid against the Company for future licenses or leases. Furthermore, utilities are required by state or local regulators to retain the right to "reclaim" fiber licensed or leased to the Company if such fiber is needed for the utility's core business. There can be no assurance that the Company will be able to obtain additional licenses or leases on satisfactory terms or that such arrangements will not be subject to reclamation. If a franchise, license or lease agreement was terminated and the Company was forced to remove or abandon a significant portion of its network, such termination could have a material adverse effect on the Company.

     KEY PERSONNEL

          The efforts of a small number of key management and operating personnel will largely determine the Company's success. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel. The loss of certain key personnel could adversely affect the Company. The Company has employment agreements with J. Shelby Bryan, President and Chief Executive Officer, James D. Grenfell, Executive Vice President, Chief Financial Officer and Treasurer, and William J. Maxwell, Executive Vice President-Telecom and President of ICG Telecom Group, Inc.

     LEGAL AND ADMINISTRATIVE PROCEEDINGS

          Shareholders have filed four putative class action lawsuits based on the timing and content of certain disclosures concerning FOTI's suspension and debarment from the performance of federal government contracts. FOTI's debarment has since been terminated.

     SHARES ELIGIBLE FOR FUTURE SALE

          As of the date of this Prospectus, there were 28,553,972 outstanding Common Shares, of which 28,180,309 are transferable without restriction or further registration under the Securities Act, except for any Common Shares held by affiliates of IntelCom, which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining 373,663 Common Shares are restricted securities (as defined in Rule 144) and may only be sold pursuant to a registration statement or an applicable exemption from registration thereunder, such as Rule 144. None of such "restricted securities" will be eligible for sale under Rule 144 as currently in effect before October 1996. In addition, IntelCom has reserved and registered under the Securities Act the following 11,520,774 Common Shares for future issuance: (i) 3,117,013 Common Shares issuable upon conversion of the October Notes and upon conversion of the October Interest Notes; (ii) 33,653 Common Shares issuable upon conversion of the compound interest on the October Interest Notes accrued up to but not including April 30, 1996; (iii) 1,358,968 Common Shares issued upon conversion of the September Notes and upon conversion of $3,120,000 principal amount of the September Interest Notes; (iv) 302,933 Common Shares issuable upon exercise of outstanding warrants; (v) 13,724 Common Shares issuable in satisfaction of certain obligations of IntelCom;
     (vi) 4,167,708 Common Shares issuable pursuant to outstanding options;
     (vii) 98,585 Common Shares reserved for issuance under ICG's 401(k) Plan;
     (viii) 1,928,190 reserved for issuance upon the exercise of the IntelCom Warrants; (ix) 250,000 Common Shares reserved for issuance upon the exercise of the Series A Warrants; and (x) 250,000 Common Shares reserved for issuance upon the exercise of the Series B Warrants. Sales or the expectation of sales of substantial numbers of Common Shares in the public market could adversely affect the prevailing market prices for the Common Shares.

     ANTITAKEOVER PROVISIONS

          IntelCom's corporate charter provides that directors serve staggered three-year terms and authorizes the issuance of preferred shares with such designations, rights and preferences as may be determined from time to time by IntelCom's Board of Directors. The staggered board provision could increase the likelihood that, in the event of a possible takeover of IntelCom, incumbent directors would retain their positions and, consequently, may have the effect of discouraging, delaying or preventing a change in control or management of IntelCom. The authorization of preferred shares empowers the Board of Directors, without further shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Shares. In the event of issuance, the preferred shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of IntelCom. See "Description of Securities."

                                 RECENT DEVELOPMENTS

     NETWORK EXPANSION

          In March 1996, the Company and SCE jointly filed an agreement with CPUC under which the Company will license 1,258 miles of fiber optic cable in Southern California. This network, which will be operated and maintained by the Company, stretches from suburban Los Angeles to San Diego. In addition, the agreement allows the Company to utilize SCE's facilities to install up to 500 additional miles of fiber optic cable. The Company has identified over 1,300 buildings which, based upon estimates of building size and telecommunications traffic volumes, will be targeted by the Company for connection to the network. The Company believes this agreement is strategically important to enhancing its market position in California and providing it with a fiber optic infrastructure in a timely, cost-effective manner.

          In March 1996, the Company entered into a national contract with AT&T under which the Company will provide special and switched access services to AT&T. The Company and AT&T have initially identified 12 MSAs (metropolitan statistical areas) in which the Company will provide services and are in discussions with respect to seven additional MSAs in which the Company may provide services. The Company believes that this agreement is indicative of a trend by long distance carriers to shift origination and termination of long distance traffic away from LEC networks to the facilities of CLECs. Under the agreement, the Company will work with AT&T to provide special and switched access services in the Company's other markets and new markets which the Company may enter.

          The Company recently invested $10.0 million to acquire a 60% interest in, and became the general partner of, ICG Telecom of San Diego, whose other partners are Linkatel Communications, Inc. and Copley Press. ICG Telecom of San Diego operates a 50-mile fiber optic network and is constructing an additional 110 miles of fiber in metropolitan San Diego. As a result of the ICG Telecom of San Diego acquisition, combined with the Company's existing California networks and the facilities under agreement with SCE, the Company now has a network presence in all major metropolitan areas of California.

          In November 1995, the Company entered into a long-term agreement with CPS to license half of the capacity on a 300-mile fiber optic network (60 of which currently exist) in greater San Antonio. CPS will construct the remaining 240-mile network in conjunction with the Company. Upon completion, the network is expected to be able to service 120 buildings. During construction, the Company will be able to provide services to completed segments of the network.

          In March 1996, the Company entered into a long-term license agreement with a subsidiary of Southern and Alabama Power for the right to use 22 miles of fiber and 122 miles of additional Alabama Power facilities to reach the three major business centers in Birmingham.

          In February 1996, the Company entered into a long-term agreement with WorldCom under which the Company will pay approximately $8.8 million for the right to use fiber along a 330-mile fiber optic network in Ohio. The network, which is being constructed by WorldCom in conjunction with the Company, will provide a direct fiber link between the Company's existing networks in Akron, Cleveland, Columbus and Dayton and its new network under development in Cincinnati.

     MANAGEMENT

          The Company named James D. Grenfell as Executive Vice President, Chief Financial Officer and Treasurer in November 1995. Mr. Grenfell has been a financial executive in the telecommunications industry for over 15 years, most recently with BellSouth Corp.

     ACCOUNTING CHANGES

          Effective January 1, 1996, the Company changed its method of accounting for long-term telecom services contracts to recognize revenue as services are provided. The Company also has shortened the estimated depreciable lives of substantially all of its fixed assets. The Company believes this revised accounting method and the changes in estimated depreciable lives are preferable because they are more consistent with accounting practices within the telecommunications industry.

     UNITED STATES INCORPORATION

          The Board of Directors of IntelCom has adopted a plan under which IntelCom will become a subsidiary of a new publicly traded United States corporation. The shareholders of IntelCom will consider and vote on this plan on July 30, 1996 at the Annual and Special Meeting of Shareholders.

     FINANCING

               In April 1996, the Company completed a private placement of (i) $550.3 million principal amount of 12 1/2% Notes for gross proceeds of $300.0 million, which are guaranteed on a senior unsecured basis by the 12 1/2% Note Guarantee, and (ii) 150,000 shares of ICG Preferred Stock for gross proceeds of $150.0 million. The net proceeds from the 1996 Private Offering totaled $433.0 million after transaction fees and expenses of $17.0 million. Of the net proceeds, $35.3 million was used to redeem the Redeemable Preferred Stock and to purchase 916,666 of the Redeemable Warrants previously issued by ICG, and approximately $397.7 million will be used for capital expenditures and to fund net operating losses over the next 21 months. The Company believes that its liquidity has improved because the 12 1/2% Notes do not require the payment of cash interest prior to 2001 and do not require payment of principal until maturity in 2006 and dividends on the ICG Preferred Stock are payable at ICG's option in additional ICG Preferred Stock through May 1, 2001.

          Management believes that the net proceeds from the 1996 Private Offering, amounts expected to be available through vendor financing arrangements and the funds remaining from the 1995 Private Offering will permit the Company to expand its telecom services business as currently planned and to fund its operating deficits for approximately 21 months. Additional sources of cash, including from the issuance of equity securities, will be required in the near term.


                                   USE OF PROCEEDS

          The Company will not receive any proceeds from this Offering.


                                 PLAN OF DISTRIBUTION

          The Common Shares issuable upon conversion of the October Notes and the October Interest Notes (collectively, the "Notes") will be issued directly by the Company to the then current Noteholder upon submission of the Notes for conversion. The conversion is subject to the terms of the Notes and such Notes may be converted at any time. Accordingly, the Company has agreed to use its best efforts to keep the Registration Statement current until the Notes are all converted or redeemed or paid in accordance with their terms. Pursuant to the Board Resolution, the interest payable by the Company with respect to the October Interest Notes upon redemption or conversion thereof would equal the accrued and unpaid interest on the October Interest Notes as if such interest had been calculated on a semi-annual compound basis on April 30 and October 30 of each year from the date of issuance to the date fixed for redemption or conversion of the Notes. The Company also provided that the interest on the October Interest Notes accrued up to but not including April 30, 1996 would be convertible into Common Shares, which will result in the issuance of an additional 33,653 Common Shares. The Company has notified the holders of the Notes of its intent to redeem the Notes by July 26, 1996.

          Certain of the shareholders listed under "Selling Security Holders" have informed the Company that they intend to sell the Common Shares that they currently hold through agents, dealers or underwriters on the American Stock Exchange, the Vancouver Stock Exchange or in the over-the-counter market, or otherwise, on terms and conditions and at prices determined at the time of sale by the Selling Security Holders or as a result of private negotiations between buyer and seller. Sales of the Common Shares may be made pursuant to this Prospectus or pursuant to Rule 144 adopted under the Securities Act. Any sales pursuant to this Prospectus by holders of Notes or Common Shares issuable upon conversion of the Notes will require the delivery of a current Prospectus to the purchaser. No underwriting arrangements exist as of the date of this Prospectus for sales by any Selling Security Holders. Upon being advised of any underwriting arrangements, the Company will supplement this Prospectus to disclose such arrangements. It is anticipated that the per share selling price in the market will be at or between the bid and asked prices of the Common Shares as reported on the Vancouver Stock Exchange or the American Stock Exchange. Expenses of any such sale will be borne by the parties as they may agree.


                             PRICE RANGE OF COMMON SHARES

          The Common Shares have been listed on the American Stock Exchange ("AMEX") since January 14, 1993 and have been traded under the symbol "ICG" since February 29, 1996. Such shares were traded under the symbol "ITR" through February 28, 1996. The Common Shares have been listed on the Vancouver Stock Exchange ("VSE") since 1984 under the symbol "INL."

          The following table sets forth, for the fiscal periods indicated, the high and low sale prices of the Common Shares as reported on the VSE since October 1, 1992, as reported on the American Stock Exchange Emerging Company Marketplace from October 1, 1992 to January 13, 1993 and as reported on the AMEX since January 14, 1993. The table also sets forth the average of the monetary exchange rates on the last day of each month during such fiscal period.


                                  AMERICAN        VANCOUVER
                                   STOCK            STOCK
                                  EXCHANGE         EXCHANGE
                                  --------         --------
                                                                   EXCHANGE
                                                                     RATE
                                 HIGH    LOW      HIGH     LOW      (C$/$)
                                 ----    ---      ----     ---      -------

      FISCAL YEAR ENDED
      SEPTEMBER 30, 1994
           First Quarter  . .  $25.75  $12.88  C$33.50  C$18.50       1.33
           Second Quarter . .   25.25   15.13    33.38    20.50       1.38
           Third Quarter  . .   17.75    9.50    22.00    14.00       1.38
           Fourth Quarter . .   16.00   11.20    20.63    15.88       1.37
      FISCAL YEAR ENDED
      SEPTEMBER 30, 1995
           First Quarter  . .   17.88   12.38    22.13    20.25       1.38
           Second Quarter . .   14.13    9.38    19.75    17.38       1.40
           Third Quarter  . .   13.25    6.63    18.00    18.00       1.36
           Fourth Quarter . .   14.00    8.00    18.00    18.00       1.34
      FISCAL YEAR ENDED
      SEPTEMBER 30, 1996
           First Quarter  . .   12.75    8.63    18.00    18.00       1.37
           Second Quarter . .   17.88   10.25    18.00    18.00       1.39
           Third Quarter
           (through July 23,
           1996)  . . . . . .   27.38   17.13    18.00    18.00       1.37

          See the cover page of this Prospectus for a recent price of the Common Shares on the American Stock Exchange. As of March 31, 1996, there were 435 holders of record of the Common Shares.

                              DESCRIPTION OF SECURITIES

          The authorized capital stock of IntelCom consists of 100,000,000 Common Shares, without par value, of which 28,553,972 Common Shares have been issued and are outstanding, and 30,000,000 Preferred Shares, without par value, of which 2,000,000 Series A Preferred Shares are authorized and none are outstanding, and 2,000,000 Series B Preferred Shares are authorized and none are outstanding.

     Common Shares

          Holders of Common Shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. At IntelCom's shareholders meetings (held at least annually), ordinary resolutions require a simple majority and special resolutions require a vote of two-thirds of the Common Shares represented at such meeting. Under the Canada Business Corporations Act (the "CBCA"), special resolutions are necessary to authorize fundamental changes such as transfer of incorporation, creation of special rights or restrictions to IntelCom's shares, increases and reductions in authorized capital, amalgamation (merger), and dissolution. Holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared by the Board out of funds legally available therefor. IntelCom intends to retain its earnings, if any, to finance the development and expansion of its business, and therefore does not anticipate paying any dividends in the foreseeable future. Upon the liquidation, dissolution or winding-up of IntelCom, holders of Common Shares are entitled to receive ratably the net assets of IntelCom available after the payment of all debts and all other liabilities.

          The holders of the Common Shares have no preemptive, subscription, redemption or conversion rights. Except for the Investment Canada Act restrictions described in "Description of Securities--Exchange Controls and Other Limitations Affecting Shareholders," there are no restrictions on alienability of Common Shares. Special rights or restrictions on any Common Shares may be created, varied, or abrogated only by special resolution. No provision of the CBCA, IntelCom's Articles of Incorporation and Bylaws either discriminates against existing or prospective shareholders as a result of such security holder owning a substantial amount of securities or prohibits a change of control of IntelCom.

          Classification of the Board of Directors. IntelCom has a classified Board of Directors whereby the directors serve staggered three-year terms. Voting for directors is not cumulative and holders of a majority of the Common Shares entitled to vote in any election of directors may elect all of the directors standing for election at that meeting. The staggered board provision could increase the likelihood that, in the event of a takeover of IntelCom, incumbent directors would retain their positions and, consequently, may have the effect of discouraging, delaying or preventing a change in control or management of IntelCom.

     7% Redeemable Convertible Subordinated Payable-in-Kind Notes due 1998 ("October Notes") and 7% Simple Interest Redeemable Convertible Subordinated Notes due 1998 ("October Interest Notes")

          The October Notes and the October Interest Notes (collectively, "Notes") are subject to separate Indentures, dated as of October 3, 1994 between the Company, as issuer, and Bankers Trust Company, as trustee (the "Trustee"). The description of the Notes and the Indentures in this Prospectus are summaries, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures. Wherever defined terms in the Indentures are used in this Prospectus, such defined terms are derived from the Indentures which are incorporated herein by reference. Since the two Indentures are similar except for the interest payment provisions, the following discussion applies to both Indentures unless otherwise stated.

          As of June 30, 1996, there were outstanding the aggregate principal amount of $47,750,000 of October Notes and $8,356,250 of October Interest Notes issued in payment of interest on the October Notes in lieu of cash interest. The October Notes were issued primarily to institutional investors in a private financing of the Company pursuant to a Note Purchase Agreement dated October 27, 1993. As of March 31, 1996, there were outstanding an aggregate principal amount of $10,000,000 of September Notes and $2,000,000 of September Interest Notes issued in payment of interest on the September Notes in lieu of cash interest. The September Notes and the September Interest Notes have since been converted into 769,226 Common Shares. Prior to March 31, 1996, $8,000,000 of September Notes and $1,200,000 of September Interest Notes had been converted into 589,742 Common Shares. Pursuant to the Board Resolution, the interest payable by the Company with respect to the October Interest Notes upon redemption or conversion thereof would equal the accrued and unpaid interest on the October Interest Notes as if such interest had been calculated on a semi-annual compound basis on April 30 and October 30 of each year from the date of issuance to the date fixed for redemption or conversion of the Notes. The Company also provided that the interest on the October
     Interest Notes accrued up to but not including April 30, 1996 would be convertible into Common Shares, which will result in the issuance of an additional 33,653 Common Shares. The Company has notified the holders of the October Notes and the October Interest Notes of its intent to redeem such Notes by July 26, 1996. The September Notes and the September Interest Notes are not included in this Prospectus. All discussion below refers to both the October Notes and October Interest Notes unless otherwise stated.

          The Notes are unsecured subordinated obligations of the Company, limited to an aggregate principal amount of $47,750,000, plus an amount equal to accrued interest on the October Notes, with an original maturity of October 30, 1998. The original terms of the October Notes provided for simple interest at the rate of 7% per annum from October
     27, 1993, or from the most recent Interest Payment Date to which interest has been paid or provided. Interest on the October Notes is payable semi-annually on April 30 and October 30 of each year, commencing April
     30, 1994, to each holder in whose name an October Note is registered at the close of business on the Regular Record Date for such interest payment (unless, with certain exceptions, such October Notes are converted or redeemed prior to such Interest Payment Date). Interest on the October Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months. Principal and interest on the October Notes will be payable at the office or agency of the Company maintained for that purpose at the corporate trust office of the Trustee in New York, New York, and may be surrendered for transfer, exchange, repurchase, redemption or conversion at that agency or office. Payment of interest may, at the option of the Company, be made by check mailed to the address of the holder entitled thereto as it appears in the Note Register. The Company has no outstanding securities or liabilities that are pari passu with the Notes and also contain provisions requiring repayment upon a change of control of the Company.

          The Company may elect to accrue and defer interest on the October Notes rather than pay interest in cash. In such case, the Company shall issue, in lieu of payment, October Interest Notes to each Noteholder on a pro rata basis. The issuance of such October Interest Notes shall constitute full payment of interest in lieu of cash. Each October Interest Note shall be subject to the same terms and conditions as the October Notes, except that the original terms of the October Interest Notes provided for 7% simple interest, payable on the earlier of conversion, redemption or maturity. Included in this Prospectus is $8,356,250 principal amount of October Interest Notes issued through April 1996 for accrued interest on the October Notes, 464,236 Common Shares which will be issuable upon conversion of October Interest Notes and 33,653 Common Shares which will be issuable upon conversion of the compound interest on the October Interest Notes accrued up to but not including April 30, 1996. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Also included in this Prospectus are 1,358,968 Common Shares issued upon conversion of the September Notes and the September Interest Notes.

          The Notes have been and will be issued only in fully registered form, without coupons, initially in denominations of $1,000 and any integral multiple thereof, but thereafter in any denomination. No service charge will be made for any transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

          All moneys paid by the Company to the Trustee for the payment of principal and interest on any Note which remain unclaimed for two years after such principal, premium or interest became due and payable may be repaid to the Company. Thereafter, the holder of such Note may, as an unsecured general creditor, look only to the Company for payment thereof.

          The Indentures do not contain any provisions that would provide protection to holders of the Notes against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring.

          The Indentures provide that the Company may not consolidate or merge into any other corporation unless there is no Event of Default continuing under the Indentures and the successor corporation expressly assumes all of the obligations of the Company under the Indentures.

          Conversion Rights. The Notes and interest on the October Interest Notes accrued up to but not including April 30, 1996 will be convertible into Common Shares at the conversion price of $18.00 per Common Share (subject to adjustment as described below) at the option of the holders if duly surrendered on or before the close of business on the day preceding the date fixed for redemption (at which time the Company will redeem any outstanding Notes).

          The conversion price of the Common Shares shall be adjusted on the occurrence of certain events, including (i) if the Company shall pay or make a dividend or other distribution in Common Shares on the Company's Common Shares; and (ii) if the outstanding Common Shares are subdivided into a greater number of shares the conversion price shall be proportionately reduced; conversely, if the outstanding Common Shares are combined into a smaller number of shares the conversion price shall be proportionately increased. Further, if the holders of Common Shares have received or become entitled to receive dividends of stock or other securities or property of the Company, or cash, excluding cash dividends payable out of earnings or earned surplus of the Company, or other or additional stock or other securities or property, including cash, by way of spinoffs, split-up, reclassification, recapitalization, or a combination or other corporate rearrangement other than additional Common Shares issued as a stock dividend or a stock split, then the holders shall be entitled on conversion to receive the amount of stock or other securities or property which such holder would have received on the date of conversion if such holder had been the holder of the Common Shares issuable on conversion of the Note. No adjustment shall be made in the conversion price unless it would require an increase or decrease of at least 1%.

          In case of any reorganization, consolidation or merger to which the Company is a party, other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding Common Shares of the Company, in which the Company is the continuing corporation, or in case of any sale or conveyance of all or substantially all of the assets of the Company, there will be no adjustment of the conversion price, but the holder of each Note then outstanding will have the right to convert such Notes only into the kind and amount of securities, cash or other property which the holder would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale or conveyance had such Notes been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale or conveyance. In the case of a cash merger of the Company with another corporation or other entity or any other cash transaction of the type mentioned above, the effect of these provisions would be that the conversion features of the Notes would thereafter be limited to converting the Notes at the conversion price then in effect into the same amount of cash that such holder would have received had such holder converted the Notes into Common Shares immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash so received on conversion could be more or less than the principal amount of the Notes.

          Fractional Common Shares will not be issued upon conversion, but in lieu thereof, the Company will pay cash equal to the market value of such fractional share computed with reference to the Closing Price of the Common Shares on the day of conversion. Notes surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes whose maturity is prior to such Interest Payment Date and Notes called for redemption on a Redemption Date within such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date. Except for Notes surrendered for conversion which must be accompanied by payment as described above, no interest on converted Notes will be payable by the Company on any Interest Payment Date subsequent to the date of conversion.

          Except as stated above, the conversion price will not be adjusted for the issuance of Common Shares or any securities convertible into or exchangeable for Common Shares or for payment of dividends on the Common Shares.

          The Company has covenanted under the Indentures to reserve and keep available at all times out of its authorized but unissued Common Shares, for the purpose of effecting conversions of Notes, the full number of Common Shares deliverable upon the conversion of all outstanding Notes.

          Subordination. The payment of the principal of, premium, if any, and interest on, the Notes, to the extent set forth in the Indenture, will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Senior Indebtedness is defined in the Indenture as all Indebtedness of the Company, outstanding on the date of issuance of the Notes or thereafter created or incurred, which is not by its terms subordinate and junior to or on a parity with the Notes; and all guaranties by the Company which are not by their terms subordinate and junior to or on a parity with the Notes or Senior Indebtedness and all indebtedness of the Company to the Trustee under the Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, or marshalling of assets, whether voluntary, involuntary or in receivership, bankruptcy, insolvency or similar proceedings, the holders of all Senior Indebtedness will be first entitled to receive payment in full of all amounts due or to become due thereon before any payment is made on in respect of the Notes, or before any distribution is made with respect to the Notes of any cash, property or securities, other than Secondary Securities paid in lieu of cash interest. No payments on account of principal of or interest on the Notes shall be made, and no Notes shall be redeemed or repurchased, if at the time thereof: (i) there is a default in the payment of all or any portion of the obligations under any Senior Indebtedness; or (ii) there shall exist a default in any covenant with respect to the Senior Indebtedness (other than as specified in clause (i) of this sentence), and, in such event, such default shall not have been cured or waived or shall not have ceased to exist, the Trustee shall have received three business days' written notice from the Company or any holder of such Senior Indebtedness stating that no payment shall be made with respect to the Notes.

          The holders of the Notes will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made on Senior Indebtedness upon any distribution of assets in any such proceedings out of the distributive share of the Notes.

          By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness or of the Notes may recover less, ratably, than holders of Senior Indebtedness but may recover more, ratably, than the holders of the Notes.

          The Notes are obligations exclusively of the Company. The Company's subsidiaries are separate distinct entities that have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes.

          At March 31, 1996, the Company's Senior Indebtedness aggregated approximately $705.0 million. The Company expects that it will from time to time incur additional indebtedness, including Senior Indebtedness. The Indenture does not prohibit or limit the incurrence, assumption or guarantee by the Company of additional indebtedness, including Senior Indebtedness.

          Events of Default. Events of Default under the Indentures are: (i) failure to pay any installment of principal on any Note when due; (ii) failure to pay any interest or premium on any Note when due or within 10 days thereafter; (iii) failure to perform any other covenant of the Company in the Indentures, which default continues for 10 days after written notice to the Company by the Trustee or to the Company and the Trustee by any registered holders of the outstanding Notes; (iv) default on any indebtedness of the Company in excess of $250,000 for borrowed money or on any Senior Indebtedness resulting in such indebtedness being declared due and payable within a period of 10 days after notice shall have been given to the Company by the Trustee or to the Company and the Trustee by any registered holders of Notes; and (v) certain events in bankruptcy, insolvency or reorganization of the Company or judgment or similar process issued or levied against a substantial portion of the Company's property which shall not be released, bonded or vacated within 120 days. Subject to the provisions of the Indentures relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

          If an Event of Default (other than those relating to certain events of bankruptcy, insolvency and reorganization) shall occur and be continuing, either the Trustee or the holders of at least 50% in aggregate principal amount of the outstanding Notes may by written notice to the Company and, if applicable, to the Trustee, accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indentures.

          No holder of any Notes will have any right to institute any proceeding with respect to the Indentures or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default, the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee, the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Notes a direction inconsistent with such request and the Trustee shall have failed to institute such proceeding within 60 days after such notice. However, such limitations do not apply to a suit instituted by a holder of a Note for the enforcement or payment of the principal, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indentures.

          The Indentures provide that the Trustee shall mail to the holders of the Notes, as their names and addresses appear on the Notes Register, notice of all uncured defaults known to it; provided, however, that except in the case of default in the payment of principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if a trust committee of Responsible Officers in good faith determines that the withholding of such notice is in the interests of the holders of the Notes.

          The Company will be required to furnish to the Trustee annually a certificate with respect to its compliance with the terms, provisions and conditions of the Indentures and as to any default with respect thereto.

          Optional Redemption. The Notes are redeemable at the Company's option if the sales price of the Company's Common Shares as reported on the American Stock Exchange exceeds $21.60 for a period of 30 consecutive trading days. The Notes will be redeemable in whole or from time to time in part, upon not less than 30 nor more than 60 days' notice mailed to each holder of the Notes at such holder's record address on any date on or after October 27, 1995, and prior to maturity, at a redemption price equal to 100% of the principal amount thereof plus accrued but unpaid interest to the date of redemption (subject to the right of holders of record to receive interest due). The Company has notified the holders of the Notes of its intent to redeem the Notes by July 26, 1996. The Board of Directors of the Company adopted a resolution pursuant to which the interest payable by the Company with respect to the October Interest Notes upon redemption or conversion thereof shall equal the accrued and unpaid interest on the October Interest Notes as if such interest had been calculated on a compound basis, payable April 30 and October 30 of each year from the date of issuance to the date fixed for redemption or conversion of the Notes.

          If less than all of the Notes are to be redeemed, the Notes shall be redeemed pro rata in a principal amount which shall bear the same ratio to the total principal amount of Notes being redeemed as the total principal amount held by a holder bears to the aggregate amount of Notes outstanding.

          Limitations on Dividends and Redemptions. The Indentures provide that the Company will not make any distributions so long as the Notes are outstanding, except (i) the Company's subsidiaries may make cash and stock dividends, return capital and distribute assets to the Company; (ii) the Company may make distributions of cash and profit which do not exceed 25% of the Company's cumulative consolidated net income after taxes from October 27, 1993, through the end of the fiscal quarter preceding the distribution; (iii) the Company may make stock splits or declare stock dividends consisting of shares of any class of capital stock to the holders of such class; and (iv) the Company may redeem shares of a deceased shareholder from insurance proceeds held by the Company on such shareholder's life.

          Modification and Waiver. Modifications and amendments of the Indentures may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Notes, (ii) reduce the principal amount of, or the premium on, if any, any Notes or reduce the rate or extend the time of payment of interest thereon, (iii) change the place or currency of payment of principal of, or Repurchase Price or premium, if any, or interest on, any Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Notes, (v) adversely affect the right to convert Notes, (vi) reduce the percentage of the aggregate principal amount of outstanding Notes, the consent of the holders of which is necessary to modify or amend the Indentures, or (vii) reduce the percentage of the aggregate principal amount of outstanding Notes, the consent of the holders of which is necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults,
     (viii) modify the provisions of the Indentures with respect to the subordination of the Notes in a manner adverse to the holders of the Notes or (ix) modify the provisions of the Indentures with respect to the right to require the Company to repurchase Notes in a manner adverse to the holders of the Notes.

          The holders of a majority in aggregate principal amount of the outstanding Notes may, on behalf of all holders of Notes, waive any past default under the Indentures or Event of Default, except a default in the payment of principal, premium, if any, or interest on any of the Notes or in respect of a provision which under the Indenture cannot be modified without the consent of the holder of each outstanding Note.

          Discharge. The Indentures provide that the Company may discharge its obligations under the Indentures while any Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding Notes are scheduled for redemption within one year, and in either case the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or scheduled redemption.

          Governing Law. The Indentures and the Notes will be governed and construed in accordance with the laws of the State of New York without giving effect to such State's conflicts of laws principles.

          Information Concerning the Trustee. The Trustee is Bankers Trust Company, which also serves as the paying agent, conversion agent and registrar in connection with the Notes.

     Transfer Agents and Registrars

          The transfer agents and registrars of the Common Shares are: Pacific Corporate Trust Company, Suite 830-625 Howe Street, Vancouver, British Columbia V6C 3B8 in Canada, and Registrar & Transfer Company, 10 Commerce Drive, Cranford, N.J. 07016, in the United States.

     Exchange Controls and Other Limitations Affecting Shareholders

          There are no governmental laws, decrees or regulations in Canada that restrict the import or export of capital or affect the remittance of interest, dividends or other payments to non-resident holders of the Common Shares, other than tax withholding requirements. See "Certain Tax Considerations."

          There are no limitations under the laws of Canada or in the charter or any other constituent IntelCom documents on the right of non-residents to hold and/or vote Common Shares, except as provided in the Investment Canada Act (the "ICA").

          The ICA requires a non-Canadian making an investment which acquires control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, a federal agency created by the ICA. A Canadian business is defined in the ICA as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business and assets in Canada used to carry on the business.

          An investment in Common Shares by a non-Canadian would generally be reviewable under the ICA if it was an investment to acquire direct control of IntelCom and the value of the assets of IntelCom was $5.0 million or more, or indirect control of IntelCom and the value of the assets was $50.0 million or more and in some cases $5.0 million or more if an order for review is issued by the Canadian cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

          A non-Canadian would acquire control of IntelCom for purposes of the ICA if he acquired a majority of the Common Shares. The acquisition of less than a majority but more than one-third of the Common Shares would be presumed to be an acquisition of control of IntelCom unless it could be established that IntelCom was not controlled in fact by the acquiror through ownership of Common Shares.

          A non-Canadian may not implement an investment reviewable under the ICA unless the investment has been reviewed and the Minister responsible for ICA is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian may not implement the investment or, if the investment has been implemented, may divest himself of control of the Canadian business that is the subject of the investment.


                              CERTAIN TAX CONSIDERATIONS

          The following discussion identifies all material U.S. federal income tax considerations relevant to an investment in the Notes and the Common Shares.

          Reid & Priest LLP, counsel to the Company, has advised the Company that the following discussion expresses their opinion as to the material United States federal income tax consequences expected to result to holders from the purchase, ownership and disposition of the October Notes, the October Interest Notes and the Common Shares. Such opinion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable, permanent, temporary or proposed Treasury Regulations ("Treasury Regulations"), judicial authority, and current administrative rulings and pronouncements of the Internal Revenue Service (the "Service") and such opinion is based upon the facts concerning the Company and its subsidiaries as of the date hereof. There can be no assurance that the Service will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

          This summary and the above referenced opinion does not purport to deal with all aspects of taxation that may be relevant to particular holders of the October Notes, the October Interest Notes, and/or Common Shares in light of their personal investment or tax circumstances, or to certain types of investors (including insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States and holders who directly, or indirectly, own 10% or more of the voting power of the Company) subject to special treatment under the United States federal income tax laws. As used in the discussion which follows, the term "Holder" refers to holders of the October Notes, the October Interest Notes, and/or Common Shares who are individuals who are residents or citizens of the United States, corporations, or other forms of entities incorporated or otherwise formed and existing under the laws of the United States which are subject to United States federal income taxation on their worldwide income.

          HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING, AND DISPOSING OF THE OCTOBER NOTES, THE OCTOBER INTEREST NOTES AND COMMON SHARES INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS.


     NOTES

          General. For United States federal income tax purposes, the October Notes are treated as having been issued with original issue discount within the meaning of section 1273(a) of the Code. The October Interest Notes are not treated as debt instruments separate from the October Notes, but instead are aggregated with the October Notes. Thus, the payments made pursuant to the October Interest Notes are treated as made on the October Notes, and the distribution by the Company of the October Interest Notes is not considered to be a payment made on the October Notes. Accordingly, for purposes of this discussion, the October Notes and the October Interest Notes shall, where appropriate, be referred to collectively as the "Notes".

          Original Issue Discount. The amount of original issue discount, if any, on a debt instrument is the excess of its "stated redemption price at maturity" over its "issue price," subject to a statutorily defined de minimis exception. The "issue price" of a debt instrument issued for cash is equal to the first price (excluding sales to bond houses and brokers) at which a substantial amount of such debt instruments were sold. The issue price includes any amount paid for the right to convert the debt instrument into common stock. The "stated redemption price at maturity" of a debt instrument is the sum of its principal amount plus all other payments required thereunder, other than payments of "qualified stated interest" (defined generally as stated interest that is unconditionally payable in cash or in property (other than the debt instruments of the issuer), at least annually at a single fixed rate that appropriately takes into account the length of intervals between payments).

          Each Holder of a Note will be required to include original issue discount in such Holder's gross income periodically over the term of such Note even though actual payment of cash or other property with respect to such income is not received until a later date. In general, the amount of original issue discount that a holder of a debt instrument with original issue discount must include in gross income for United States federal income tax purposes will be the sum of the daily portions of original issue discount with respect to such debt instrument for each day during the taxable year or portion of a taxable year on which such holder holds the debt instrument. The daily portion is determined under a constant yield method by allocating to each day of an accrual period (generally, a six month period or a shorter or longer period) a pro rata portion of an amount equal to the "adjusted issue price" of the debt instrument at the beginning of the accrual period multiplied by the yield to maturity of the debt instrument less the amount of any qualified stated interest allowable to the accrual period. The yield to maturity of a debt instrument is the discount rate that, when applied to all payments due under the debt instrument, produces a present value equal to the issue price of the debt instrument. The "adjusted issue price" is the issue price of the debt instrument increased by the accrued original issue discount for all prior accrual periods (and decreased by the amount of cash payments made in all prior accrual periods, other than qualified stated interest payments).

          Under the payment schedule that would result and, as discussed below, must be used if the option to defer interest payments was exercised, none of the interest on the Notes would be qualified stated interest. Accordingly, no payments on the Notes are qualified stated interest payments. As a result, the Notes will be treated as having been issued with original issue discount equal to the excess of their stated redemption price at maturity (which is equal to the sum of the principal amount plus all payments of stated interest) over their issue price (which is equal to the initial price at which a substantial amount of Notes were sold (excluding sales to bond houses and brokers).

          The right to issue the October Interest Notes is treated for purposes of the original issue discount provisions of United States federal income tax law as an option to defer the interest payments on the October Notes until maturity. Treasury Regulations provide that in the case of a debt instrument such as a Note that provides the issuer with an unconditional option or options exercisable during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule, the yield and maturity of such debt instrument for purposes of calculating the amount of original issue discount are determined by assuming that the issuer exercises or does not exercise the option in a manner that minimizes the yield on the debt instrument. The yield and maturity for such purpose, however, are determined without regard to an option to convert the debt instrument into the stock of the issuer. Assuming that the Company did not exercise the option to defer interest payments, the yield on the Notes would be 7%, compounded semiannually. Assuming that the Company exercised such option, the yield on the Notes would be less than 7%. Accordingly, original issue discount with respect to the Notes is computed by assuming that the Company exercises the option to defer the interest payments on the Notes until maturity. Subject to the discussion below, the Company believes the yield to maturity of the Notes is 6.92%, based on the issue price and computed on the basis of semiannual compounding. The yield to maturity of the Notes may be higher, if the obligation of the Company to bear the cost of any Canadian federal withholding tax on interest under the October Interest Notes is treated as part of the payment schedule. If, instead of issuing an Interest Note, the Company actually makes a cash interest payment, then solely for purposes of the accrual of original issue discount, the yield and maturity of the Notes will be redetermined, if necessary, by treating the Notes as partially retired on a pro rata basis on the date of such payment.

          The tax basis of a Note in the hands of each Holder will be increased by the amount of original issue discount, if any, on such Note that is included in the Holder's gross income and will be decreased by the amount of any cash payments received with respect to the debt instrument, whether such payments are denominated as principal or interest. For this purpose, the October Interest Notes will be treated as issued on the date of issuance of the October Notes and will be allocated a proportionate part of the amount paid for the October Notes.

          Acquisition Premium. If a Holder of a Note acquired such Note at a cost in excess of its "adjusted issue price" but less than or equal to the sum of all amounts payable on the Note after the date of such purchase other than payments of qualified stated interest, such Note will have an acquisition premium to the extent of such excess. Notwithstanding the original issue discount rules described in "Original Issue Discount" above, the Holder of a Note with an acquisition premium would be entitled to reduce the daily portion of original issue discount includable in income by a fraction, the numerator of which is the excess of the adjusted tax basis of the Note immediately after its acquisition over the adjusted issue price of the Note and the denominator of which is the excess of the sum of all payments (other than payments of qualified stated interest) after the purchase date over such Note's adjusted issue price.

          Market Discount. The Code generally requires holders of "market discount bonds" to treat as ordinary income any gain realized on the disposition (or gift) of such bonds to the extent of the accrued market discount during the holder's period of ownership. A "market discount bond" is a debt obligation purchased at a discount, subject to a statutory de minimis exception. For this purpose, a purchase at a market discount includes (i) a purchase after the original issue at a price below the stated redemption price at maturity, (ii) a purchase at original issue at a price below its "issue price" and the stated redemption price at maturity, or (iii) in the case of a debt instrument (such as a Note) issued with original issue discount, a purchase at a price below (a) its "issue price" plus (b) the amount of original issue discount includable in income by all prior holders of the debt instrument, minus (c) all cash payments (other than payments constituting qualified stated interest) received by such prior holders. The accrued market discount generally equals a ratable portion of the bond's market discount, calculated (i) on a straight-line basis on the number of days the taxpayer has held the bond at the time of such disposition, as a percentage of the number of days from the date the taxpayer acquired the bond to its date of maturity, or (ii) at the election of the taxpayer, on a yield to maturity basis, where the issue price is the taxpayer's tax basis in the bond.

          A holder of "market discount bonds" generally is not required to include accrued market discount in income until (i) such holder receives a partial principal payment; (ii) such holder sells or otherwise disposes of such market discount bonds; or (iii) such market discount bonds are retired or redeemed by the issuer. If a market discount bond is exchanged or otherwise disposed of in a transaction which under the Code does not require the recognition of gain or loss, the transferor of such debt instrument nevertheless will be required with respect to certain nonrecognition transactions to recognize gain, if any, to the extent of any accrued market discount. Alternatively a holder of a market discount bond can elect to include market discount in income currently on a straight-line basis or on a constant yield to maturity basis, as discussed above. This election will apply for all market discount bonds held by the taxpayer.

          Part, or all, of the net direct interest expense attributable to debt used to purchase or carry the market discount bond, for which the taxpayer has not elected to include such market discount on a current basis, may not be currently deductible but will be deductible in subsequent tax years.

          Disposition. In general, a Holder of Notes will recognize gain or loss upon the sale, exchange, redemption, or other taxable disposition of such Notes measured by the difference between (i) the amount of cash and the fair market value of property received (except to the extent attributable to accrued interest on the Notes) and (ii) the Holder's tax basis in the Notes (as increased by any original issue discount and market discount previously included in income by the Holder and decreased by any amortizable bond premium, if any, deducted over the term of the Notes). Subject to the market discount rules discussed above and certain other issues discussed below, any such gain or loss will generally be long-term capital gain or loss, provided that the Notes have been held for more than one year. See "Common Shares - Sale of Common Shares." At the time of sale, exchange, disposition, retirement or redemption, a Holder of the Notes must also include in income any previously accrued but unrecognized original issue discount.

          Election. A Holder of Notes, subject to certain limitations, may elect to include all interest and discount on the Notes in gross income under the constant yield method. For this purpose, interest includes stated and unstated interest, acquisition discount, de minimis original issue discount and original issue discount, de minimis market discount and market discount, as adjusted by any amortizable bond premium or acquisition premium. Any such election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds acquired by such Holder on or after the first day of the first taxable year to which the election applies. See "Notes - Market Discount."

          Conversion. No gain or loss will be recognized for United States federal income tax purposes by Holders of the Notes upon conversion of the Notes into Company Common Shares (except to the extent of cash, if any, received in lieu of the issuance of fractional shares of Common Shares). A Holder's tax basis in the Common Shares will equal the tax basis in the Notes that are converted into such Common Shares. The holding period of the Common Shares received on the conversion of the Notes will include the period during which the Notes were held by such Holder. If any cash is received in lieu of fractional shares, the Holder will recognize gain or loss, and the character and the amount of such gain or loss will be determined as if the Holder had received such fractional shares and then immediately sold them for cash. See "Common Shares - Sale of Common Shares."

     COMMON SHARES

          Sale of Common Shares. Gain or loss will generally be recognized upon a sale of the Common Shares received upon conversion of a Note in an amount equal to the difference between the amount realized on the transfer and the Holder's adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss, provided the Common Shares are held as a capital asset, and will be long-term capital gain or loss with respect to Common Shares held for more than one year.

          Passive Foreign Investment Company Considerations. For United States federal income tax purposes, the Company generally will be classified as a passive foreign investment company (a "PFIC") for any taxable year during which either (i) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50% or more of the average value of its assets produce, or are held for the production of, passive income. For purposes of applying the foregoing tests, the assets and gross income of the Company's significant direct, and indirect, subsidiaries will be attributed to the Company.

          If the Company were at any time a PFIC for a taxable year during a holding period for such holder's Common Shares, and the Holder did not then make, or have in effect, an election to treat the Company as a qualified electing fund (a "QEF") under section 1295 of the Code, then (i) the Holder would be required to allocate any gain recognized upon the disposition of such Holder's Common Shares to a third party ratably over the Holder's holding period for such interest and (ii) the amount allocated to each year other than (x) the year of such disposition or (y) any year prior to the beginning of the first taxable year of the Company for which it was a PFIC, would be subject to tax at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which such income is allocated. In addition, a United States Holder would pay an interest charge imposed upon the resulting tax attributable to each such year (which charge would accrue from the due date of the return for the taxable year to which such tax was allocated). Finally, the amounts allocated to the years referred to in (x) and (y) of the second previous sentence would be treated as ordinary income. In addition, such adverse tax consequences may also apply to the disposition of the Notes or to the deemed receipt of excess distributions with respect to the Notes. See "Common Shares - Adjustments."

          While there can be no assurance with respect to the classification of the Company as not being a PFIC, the Company believes that it did not constitute a PFIC during its taxable years ending on or prior to September 30, 1995 and intends to avoid PFIC status for its taxable year ending on or prior to September 30, 1996, although there can be no assurance that it will be able to do so. The Board of Directors of the Company has adopted a plan under which the Company will become a subsidiary of a new publicly traded company. If such a plan (the "Arrangement") is consummated, the Company would become a "controlled foreign corporation." In determining PFIC status of a controlled foreign corporation, assets must be measured by their adjusted tax bases (as calculated in order to compute earnings and profits for United States federal income tax purposes) instead of by value, subject to certain adjustments, for purposes of applying the 50% asset test described above. Under this rule, there is uncertainty as to whether the calculation of the Company's assets for purposes of the PFIC rules must be their adjusted tax bases (as calculated in order to compute earnings and profits for United States federal income tax purposes) for the Company's taxable year prior to the Arrangement but includable in the Company's September 30, 1996 taxable year. If that were the case, the Company may be treated as a PFIC for the taxable year ending September 30, 1996. Thus, if a Holder's holding period with respect to its Common Shares did not include any other taxable year for which the Company was a PFIC, the Holder should make a QEF Election so that a disposition of such Shares will not be a taxable event having the adverse tax consequences noted above. The adverse tax consequence would be avoided because a Holder would avoid holding Common Shares during a period for which the Company is a PFIC and for which the holder did not make a QEF Election for such period. As discussed below, the consequence of a QEF Election is that each Holder would have to include its share of the Company's earnings in income for the taxable period. Since the Company believes that it will have no earnings and profits for the taxable year ending September 30, 1996, there should be no adverse effect to making the QEF Election. AS A RESULT OF THE FOREGOING, THE COMPANY ADVISES ALL COMMON SHAREHOLDERS, INCLUDING THOSE COMMON SHAREHOLDERS WHO HAVE CONVERTED NOTES INTO COMMON SHARES PRIOR TO THE REDEMPTION BY THE COMPANY, TO MAKE A QEF ELECTION FOR ITS TAXABLE YEAR
     THAT INCLUDES SEPTEMBER 30, 1996. A QEF ELECTION IS MADE BY A SHAREHOLDER BY PROPERLY FILING AND COMPLETING A FORM 8621, WITH ITS TAX RETURN FOR THE TAXABLE YEAR THAT INCLUDES SEPTEMBER 30, 1996.

          SUMMARY. THE FOREGOING SUMMARY OF THE POSSIBLE APPLICATION OF THE PFIC RULES IS ONLY A SUMMARY OF CERTAIN MATERIAL ASPECTS OF THOSE RULES. BECAUSE THE UNITED STATES FEDERAL TAX CONSEQUENCES TO A UNITED STATES HOLDER UNDER THE PFIC PROVISIONS ARE SIGNIFICANT, UNITED STATES HOLDERS OF COMMON SHARES AND NOTES ARE URGED TO DISCUSS THOSE CONSEQUENCES WITH THEIR TAX ADVISORS.

          Qualified Electing Fund Election; IRS Form 8621. A Common Shareholder makes a QEF Election for a taxable year by properly filing and completing a Form 8621 with its tax return for such year. The effect of such election is that the Holder generally will be currently taxable on such Holder's pro rata share of the Company's ordinary earnings and net capital gains (at ordinary income and capital gains rates, respectively) for each taxable year of the Company in which the Company is classified as a PFIC, even if no dividend distributions are received by such Holder, unless such United States Holder makes an election to defer such taxes. If the Company believes that it is a PFIC for a taxable year, it will provide Holders of Common Shares with information sufficient to allow such holders to make a QEF Election and report and pay any current or deferred taxes due with respect to their pro rata shares of the Company's net ordinary earnings and net capital gains for such taxable year. Holders should consult their tax advisors concerning the merits and mechanics of making a QEF Election and other relevant tax considerations if the Company is a PFIC for any taxable year.

          If a Holder does not make a QEF election for the first year that the Company is a PFIC, then a Holder should both elect QEF status, as described above, and elect to "purge" the Company's PFIC taint. A United States taxpayer's "purge election" must be made as to his PFIC shares held as of the qualification date by also attaching a Form 8621 to the tax return for the Holder's taxable year that includes the qualification date. The qualification date is the first day of the shareholder's taxable year for which a shareholder elects to treat the PFIC as a QEF. The "purge election" applicable to any United States person that is a shareholder of a controlled foreign corporation requires the United States person to include as a dividend the shareholder's pro rata share of the controlled foreign corporation's post-1986 earnings and profits included in its holding period of such shares during which the controlled foreign corporation was a PFIC. Thus, as a result of making the "purge election" applicable to controlled foreign corporations, a Holder must include as a dividend (i.e., an excess distribution subject to the PFIC rules) its share of the Company's accumulated earnings and profits that was accumulated during the Holder's holding of the Common Shares but only during taxable years of the Company during which the Company was a PFIC. The Company does not believe that it has, or will have, any material amount of accumulated earnings and profits. Thus, a Common Shareholder should be able to both make the QEF election and the "purge election" applicable to controlled foreign corporations without any adverse tax effects.

          Adjustments. The conversion price of the Notes is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury Regulations issued thereunder, Holders of the Notes will be treated as having received a constructive distribution, resulting in ordinary income to the extent of the Company's current and accumulated earnings and profits, if, and to the extent that, adjustments in the conversion price that may occur by reason of certain taxable distributions on stock increase the proportionate interest of a Holder of a Note in the earnings and profits of the Company. Thus, under certain circumstances that may or may not occur, such an adjustment may be treated as taxable distributions to Holders of Notes, without regard to whether such Holders receive any cash or other property.

          The conversion price of the Convertible Preferred Shares is also subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury Regulations issued thereunder, Holders of the Common Shares will be treated as having received a constructive distribution, resulting in ordinary income to the extent of the Company's accumulated earnings and profits, if, and to the extent that, (i) the Company distributes a stock dividend on the Common Shares which results in an increase in the proportionate interest of a Holder of Common Shares in the assets or earnings and profits of the Company, and the Company does not fully adjust the conversion price of the Notes or the Convertible Preferred Shares, as applicable, and (ii) interest or a dividend is paid with respect to the Notes or the Convertible Preferred Shares, respectively. Thus, under circumstances that are not likely to occur, certain distributions of stock on the Common Shares may be treated as taxable distributions to Holders of the Common Shares, without regard to whether such Holders receive any cash or other property.

          Dividends. For United States federal income tax purposes, a citizen or resident of the United States or a domestic corporation will be required to include any cash dividends on Common Shares in his gross income (including any Canadian federal income tax withheld). Such dividends will generally not be eligible for the dividends received deduction available to corporations.

          Foreign Tax Credit. Holders of the Notes and/or the Common Shares will generally be entitled, subject to certain limitations, to a credit against their United States federal income tax for an amount equal to the Canadian federal income taxes withheld with respect to interest received on the Notes and dividends received on the Common Shares. Holders of the Notes and/or the Common Shares may claim a deduction for such Canadian taxes if they do not elect to claim such tax credit on United States federal income tax returns. In certain circumstances, United States corporations owning more than 10% of the Common Shares of the Company are eligible for a tax credit for the underlying foreign taxes paid by the Company. For United States tax purposes, a Holder of a Note must generally include in income any Canadian federal income taxes withheld.

          THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF NOTES IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM FROM THE PURCHASE, OWNERSHIP, AND DISPOSITION OF NOTES AND COMMON SHARES INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.


     CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR NON-RESIDENTS OF CANADA.

          The following discussion concerning the Canadian federal income tax is based on applicable Canadian federal income tax laws, regulations and other authorities, as now in effect. Such federal income tax laws, rulings, regulations, considerations and other authorities are subject to change, modification and repeal which may be applied retroactively. The following discussion does not take into account the tax laws of the various provinces or territories of Canada.

          Introduction. KPMG, Chartered Accountants, the Company's Canadian auditors, have prepared the following summary of the principal Canadian federal income tax consequences generally applicable to non-residents of Canada who acquire the Company's October Notes pursuant to this Offering. This discussion is of a general and summary nature only and is not intended to be, nor should it be construed as, legal or tax advice to any particular investor. Such summary does not discuss aspects of federal income tax laws applicable to a taxpayer's particular tax situation. Therefore, prospective investors should consult with their own tax advisor with respect to the tax consequences of an investment in the Notes or the Common Shares.

          This summary is based upon KPMG's understanding of the provisions of the Income Tax Act (Canada) (the "Canadian Act") and the Regulations thereunder as they currently exist and current published administration practices of Revenue Canada, Taxation ("RCT"). This summary takes into account proposals for specific amendments to the Canadian Act as outlined in the Federal Budget of March 6, 1996 and draft legislation to amend the Canadian Act released on June 20, 1996.

          This summary is not exhaustive of all possible Canadian federal income tax consequences. Further, it does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account non-Canadian income tax considerations which considerations may differ significantly from those discussed herein.

          This summary does not constitute and should not be construed to constitute tax advice to any particular investor. Investors are, therefore, advised to consult their own tax advisors with respect to their individual circumstances.

          Interest Income. Interest on the October Notes is payable semi-annually and may be paid in cash or by the issuance of Interest Notes. The Interest Notes are due on the same date and bear the same interest rate as the October Notes for which they had been issued as an interest payment.

          Non-resident holders of the October Notes who deal at arm's length with the Company are specifically exempt from Canadian withholding tax on interest payments by virtue of a specific exemption in the Canadian Act. This exemption provides that no withholding tax is payable on interest paid to non-residents on debt where there is no requirement for the company issuing the debt to pay more than 25% of the principal on the debt within 5 years of issue except in the event of default or conversion.

          Non-resident holders of the October Notes who do not deal at arm's length with the Company would be liable for Canadian tax at 25% unless this rate is reduced by virtue of an income tax treaty between Canada and the country in which the non-resident resides. In the event that these debt holders reside in the U.S., the Canada-U.S. Income Tax Treaty ("Treaty") reduces the rate of withholding tax from 25% to 10%. This tax would be withheld by the Company and the debt holder would have no further payment or reporting obligation to the Canadian income tax authorities.

          Non-resident holders of the Interest Notes would be subject to Canadian withholding tax at 25% on interest paid on these securities unless this rate is reduced by virtue of an income tax treaty between Canada and the country in which the non-resident resides. In the event that the non-resident holder of the Interest Notes resides in the U.S., the Treaty reduces its rate of withholding from 25% to 10%. Canadian withholding tax is payable upon payment of the interest. Since interest on the Interest Notes is payable only upon maturity, conversion or prepayment of the Notes in the event of default, Canadian withholding tax would be paid at these times. This tax would be withheld by the Company and the debt holder would have no further payment or reporting obligation to the Canadian income tax authorities.

          The terms of the Interest Notes provide that IntelCom would "bear the cost of any Canadian withholding tax on interest...so that the amount of money...received by the Holder...net of any Canadian withholding tax, including any Canadian withholding tax on any amount of tax withheld, shall be the same amount to which the holder would have been entitled if no Canadian withholding tax were imposed". In the case of a U.S. resident Noteholder who was to receive a $100 interest payment on which $10 of Canadian withholding tax was payable, IntelCom would be considered to have paid interest of $111.11 on which it would be required to withhold and remit $11.11 (i.e. 10% of $111.11 equals $11.11) to the Canadian tax authorities. Holders of the security would receive the required $100 but for their own reporting purposes should report interest income of $111.11 and foreign tax paid of $11.11.

         Disposition of Notes. Non-resident Noteholders who do not hold the Notes in connection with a business carried on in Canada are not subject to Canadian income tax in respect of gains that they may realize on the Notes. A transfer of a Note by a non-resident to a resident of Canada may be treated as if a portion of the consideration paid by the Canadian resident purchaser is interest subject to Canadian withholding tax. In the case of interest on the Interest Notes, there is no exemption from Canadian withholding tax. Accordingly, should these Interest Notes be transferred by a non-resident to a resident in Canada, the Canadian purchaser would be obliged to withhold Canadian income tax on that portion of the purchase price representing accrued interest on the Notes.

          Conversion of Notes to Shares. For Canadian income tax purposes, the conversion of the Notes to Common Shares will be treated as a tax free rollover provided that the Notes are capital property to the non-resident investor. Accordingly no capital gain or loss will be realized on the exchange and the cost to the non-resident of the Common Shares received will equal the cost of the Notes.

          Ownership of Common Shares. The following discussion is limited to persons who, for purposes of the Canadian Act, deal at arm's length with the Company, hold Common Shares as capital property, are non-residents of Canada at any time when holding Common Shares and do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Shareholder").

          Because the Company's operating subsidiaries are U.S. corporations, profits produced by such subsidiaries will not be distributable directly to shareholders. Instead, for these profits to be distributed to shareholders, the Company's operating subsidiaries must declare a dividend to the Company, and the Company in turn must declare a dividend to shareholders. This will subject the dividend to two withholding taxes. First, the dividends from the subsidiaries to the Company will be subject to a 6% withholding tax imposed by the United States on the gross amount of the dividends. Then, the subsequent dividends are subject to Canadian withholding tax at the basic rate of 25% of the gross dividend, although this rate may be reduced by the terms of any applicable tax treaty. For residents of the United States whose shareholdings are not effectively connected with a "permanent establishment" in Canada, the Treaty reduces the rate to 15% of the gross dividend, although for U.S. corporations owning 10% of the voting stock of the Company, the withholding tax is reduced to 6% of the gross dividend.

          The March 17, 1995 Protocol amending the Treaty reduces the withholding tax on dividends to 5% for 1997 and later years where the corporate recipient owns at least 10% of the payer's voting shares. This change will reduce the rate of U.S. withholding tax on dividends paid to the Company by its U.S. subsidiaries as well as the Canadian withholding tax on dividends paid by the Company to U.S. corporate shareholders who own at least 10% of the voting shares of the Company.

          A Non-Resident Shareholder will generally not be subject to tax in Canada on capital gains realized from a disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Canadian Act. Generally, the Common Shares will not be considered "taxable Canadian property" unless the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder and non-arm's length persons at any time during the five years prior to the disposition of the Common Shares, owned not less than 25% of the issued shares of any class of the capital stock of the Company. Residents of the United States whose Common Shares are considered "taxable Canadian property" will be exempt under the Treaty from Canadian capital gains taxes provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada. This exemption under the Treaty does not apply to individuals who have been resident in Canada for 120 months during any period of twenty consecutive years preceding the sale and had been resident in Canada at any time in the last ten-year period immediately preceding the sale if the property had been owned by the individual at the time he ceased to be resident in Canada.


                              SELLING SECURITY HOLDERS

          Certain Selling Security Holders may sell their Common Shares or Notes on a delayed or continuous basis. The Registration Statement has been filed pursuant to Rule 415 under the Securities Act to afford certain holders of the Company's outstanding Notes or Common Shares (the "Securities") the opportunity to sell such Securities in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act.

          SELLING NOTEHOLDERS. The following lists the names of the Selling Noteholders set forth in the Prospectus dated November 3, 1995, as supplemented by the Prospectus Supplement dated February 12, 1996 (and indicates any position, office or other material relationship with the Company that the Selling Noteholder had within the past three years), the principal amount of the October Notes and October Interest Notes owned by such Selling Noteholder prior to the offering, the maximum principal amount of Notes to be offered for such Selling Noteholder's account, and the principal amount of Notes owned by the Selling Noteholder after completion of the offering (assuming the Selling Noteholder sold the maximum principal amount of Notes). The Selling Noteholders are not required, and may choose not, to sell any of their Notes.

                                        OCTOBER     INTEREST    TO BE     AFTER
     NAME                                NOTES       NOTES     OFFERED  OFFERING
     --------------------------------------------------------------------------
     D. Kaplan Revocable Trust . . . .    $25,000     $3,500     $28,500     $0
     Marlene Turk-Gozansky . . . . . .    $25,000     $3,500     $28,500     $0
     Phil Wanger . . . . . . . . . . .    $20,000     $2,800     $22,800     $0
     H.J. Remacle Jr. Revocable Living
     Trust . . . . . . . . . . . . . .    $15,000     $2,100     $17,100     $0
     Robert Wright . . . . . . . . . .    $15,000     $2,100     $17,100     $0
     Amdur Children's Trust  . . . . .    $40,000     $5,600     $45,600     $0
     Florence Hecht Marital Trust  . .    $25,000     $3,500     $28,500     $0
     David Russin Pension  . . . . . .    $25,000     $3,500     $28,500     $0
     Lois England Charitable Trust . .    $50,000     $7,000     $57,000     $0
     Richard England Charitable Trust     $40,000     $5,600     $45,600     $0
     Herb Freid  . . . . . . . . . . .    $22,000         $0     $22,000     $0
     Herb Freid IRA  . . . . . . . . .    $25,000     $3,500     $28,500     $0
     Jewish Cemetery . . . . . . . . .    $10,000     $1,400     $11,400     $0
     Jewish Cemetery SPCL Care . . . .    $35,000     $4,900     $39,900     $0
     Futernick Grandchildren . . . . .    $15,000     $2,100     $17,100     $0
     M Futernick MGD . . . . . . . . .    $25,000     $3,500     $28,500     $0
     Transchemical Pension . . . . . .    $15,000     $2,100     $17,100     $0
     Gerald Pinnas Pension . . . . . .    $25,000     $3,500     $28,500     $0
     Philip J. Hempelmen IRA . . . . .         $0    $70,000     $70,000     $0
     Philip and Colleen Hempelmen  . . $1,000,000   $140,000  $1,140,000     $0
     Bost & Co.  . . . . . . . . . . .         $0   $420,000    $420,000     $0
     Bridge Rope & Co  . . . . . . . . $3,000,000   $420,000  $3,420,000     $0
     Calhoun & Co. . . . . . . . . . .    $30,000     $4,200     $34,200     $0
     Calmont & Co. . . . . . . . . . .   $500,000    $70,000    $570,000     $0
     Mellon Bank NA for MAGMA Copper
     Company
     Warburg for Employee
     Benefits Plan Small . . . . . . .   $150,000    $21,000    $171,000     $0
     Vault & Co. . . . . . . . . . . .         $0   $105,000    $105,000     $0
     Hare & Co.  . . . . . . . . . . . $5,000,000   $735,000  $5,735,000     $0
     Kalb Voorhis & Co.  . . . . . . .    $70,000     $9,800     $79,800     $0
     Kane & Co.  . . . . . . . . . . . $2,750,000   $148,750  $2,898,750     $0
     MAC & Co. . . . . . . . . . . . .   $640,000     $9,100    $149,100     $0
     Merrill Lynch & Co. . . . . . . .    $80,000   $108,150    $188,150     $0
     Merrill Lynch Pierce Fenner &
     Smith Incorporated  . . . . . . . $1,385,000    $96,950  $1,481,950     $0
     NAP & Co. . . . . . . . . . . . . $1,290,000   $180,600  $1,470,600     $0
     Orefund . . . . . . . . . . . . . $2,250,000   $315,000  $2,565,000     $0
     Heisen & Co.  . . . . . . . . . . $4,000,000   $140,000  $4,140,000     $0
     Warburg Pincus Emerging Growth
     Fund  . . . . . . . . . . . . . .         $0   $210,000    $210.000     $0
     Bear Stearns Securities Corp. . . $2,640,000   $302,400  $2,942,400     $0
     CS & Co.  . . . . . . . . . . . .         $0    $24,500     $24,500     $0
     Cudd & Co.  . . . . . . . . . . . $2,000,000    $70,000  $2,070,000     $0
     Kelly & Co. . . . . . . . . . . . $3,800,000   $133,000  $3,933,000     $0
     Kingsley & Co.  . . . . . . . . . $1,200,000    $42,000  $1,242,000     $0
     Northman & Co.  . . . . . . . . .   $425,000    $14,875    $439,875     $0
     PaineWebber . . . . . . . . . . .         $0 $2,207,975  $2,207,975     $0
     Salkeld & Co. . . . . . . . . . . $4,100,000   $143,500  $4,243,500     $0
     SEIDCO  . . . . . . . . . . . . . $1,000,000    $35,000  $1,035,000     $0
     Tamarack & Co.  . . . . . . . . . $1,300,000    $45,500  $1,345,500     $0
     Fuelship & Co.  . . . . . . . . .   $275,000         $0    $275,000     $0
     TIMM & Co.  . . . . . . . . . . . $1,200,000    $42,000  $1,242,000     $0


          The following lists the names of the Selling Noteholders (and indicates any position, office or other material relationship with the Company that the Selling Noteholder had within the past three years), the principal amount of the October Interest Notes issued on April 30, 1996 by the Company in payment of interest on the October Notes in lieu of cash interest, the maximum principal amount of such October Interest Notes to be offered for such Selling Noteholder's account, and the principal amount of such October Interest Notes owned by such Selling Noteholder after completion of the offering (assuming the Selling Noteholder sold the maximum principal amount of such Notes). The Selling Noteholders are not required, and may choose not, to sell any of their Notes.


                                              OCTOBER
                                             INTEREST      TO BE       AFTER
      NAME                                     NOTES      OFFERED     OFFERING
     -------------------------------------------------------------------------
      Florence Hecht Marital Trust  . . .       $875        $875           0
      Jewish Cem ECO 85 Account . . . . .       $280        $280           0
      Kelly & Co. . . . . . . . . . . . .   $133,000    $133,000           0
      Mac & Co. . . . . . . . . . . . . .     17,500     $17,500           0
      Morgan Stanley & Co.  . . . . . . .     $8,750      $8,750           0
      Heisen & Co.  . . . . . . . . . . .   $140,000    $140,000           0
      Kalb Voorhis  . . . . . . . . . . .    $11,200     $11,200           0
      Kingsley & Co.  . . . . . . . . . .    $42,000     $42,000           0
      Merrill Lynch & Co. . . . . . . . .     $2,800      $2,800           0
      NAP & Co. . . . . . . . . . . . . .    $26,250     $26,250           0
      Phillip Hempelman and Colleen
      Hempelman JTTEN . . . . . . . . . .    $35,000     $35,000           0
      Kane & Co.  . . . . . . . . . . . .    $96,250     $96,250           0
      Leo Landau  . . . . . . . . . . . .       $875        $875           0
      Merrill, Lynch, Pierce, Fenner
      & Smith, Inc. . . . . . . . . . . .    $17,745     $17,745           0
      NAP & Co. . . . . . . . . . . . . .    $12,495     $12,495           0
      Northman & Co.  . . . . . . . . . .    $14,875     $14,875           0
      PaineWebber Inc.  . . . . . . . . .     $1,050      $1,050           0
      Salkeld & Co. . . . . . . . . . . .   $210,000    $210,000           0
      Tfinn & Co. . . . . . . . . . . . .     $8,750      $8,750           0
      D. Kaplan Revocable Trust 3 . . . .       $875        $875           0
      Orefund . . . . . . . . . . . . . .    $78,750     $78,750           0
      Gerald Pinnas Pension . . . . . . .       $875        $875           0
      Sigler & Co.  . . . . . . . . . . .     $3,500      $3,500           0
      Timm & Co.  . . . . . . . . . . . .    $40,250     $40,250           0
      Transchemical Pension . . . . . . .       $525        $525           0
      PaineWebber Inc.  . . . . . . . . .    $30,310     $30,310           0
      HJ Remacle  . . . . . . . . . . . .       $525        $525           0
      Tamarack & Co . . . . . . . . . . .    $45,500     $45,500           0
      Timm & Co.  . . . . . . . . . . . .    $22,750     $22,750           0
      Marlene Turckgozans . . . . . . . .       $875        $875           0
      Amdur Children's Trust  . . . . . .     $1,400      $1,400           0
      Calmont & Co. . . . . . . . . . . .    $17,500     $17,500           0
      Custody Richard England Charity . .     $1,400      $1,400           0
      Mellon Bank N.A. for Magma Copper .     $5,250      $5,250           0
      M Futernick . . . . . . . . . . . .       $875        $875           0
      Bear Stearns Securities . . . . . .   $172,900    $172,900           0
      Jewish Cem Spcl Care 53683-07-4 . .     $1,120      $1,120           0
      Cudd & Co.  . . . . . . . . . . . .   $133,000    $133,000           0
      Herb Fried IRA  . . . . . . . . . .       $875        $875           0
      Futernick Grandchildren . . . . . .       $525        $525           0
      Bridge Rope & Co. . . . . . . . . .   $105,000    $105,000           0
      Custody Lois England Charity  . . .     $1,750      $1,750           0
      David Russin Pension  . . . . . . .       $875        $875           0
      Fuelship  . . . . . . . . . . . . .     $9,625      $9,625           0
      Hare & Co.  . . . . . . . . . . . .   $213,500    $213,500           0
      Phil Wanger . . . . . . . . . . . .       $700        $700           0
      Robert Wright . . . . . . . . . . .       $525        $525           0

          SELLING SECURITY HOLDERS. The Selling Security Holders listed below include persons who receive Common Shares after acquiring a September Note, September Interest Note or warrant and converting that September Note, September Interest Note or exercising the warrant. This list indicates any position, office or other material relationship with the Company that the Selling Security Holder had within the past three years, the number of Common Shares owned by such Selling Security Holder prior to the offering, the maximum number of shares to be offered for such Selling Security Holder's account, and the amount of the class owned by the Selling Security Holder after the completion of the Offering (assuming the Selling Security Holder sold the maximum number of Common Shares). The Selling Noteholders who receive Common Shares after acquiring an October Note or an October Interest Note and converting that Note have been previously identified in the lists under the caption "Selling Noteholders". The Selling Security
          Holders are not required, and may choose not, to sell any of their Common Shares.



                                              COMMON      COMMON       COMMON
                                              SHARES      SHARES       SHARES
                                             PRIOR TO      TO BE       AFTER
      NAME                                   OFFERING     OFFERED     OFFERING
      ------------------------------------------------------------------------

      A.C. Israel Enterprises, Inc. . . .     72,800      72,800           0
      Abovelevel & Co.(1) . . . . . . . .     38,461      38,461           0
      Affiliated General Vascular Surgeons
      Pension Plan  . . . . . . . . . . .        750         750           0
      Alliance Global Small Cap. Fund(1)      18,461      18,461           0
      Alliance Quaser Fund(1) . . . . . .    112,692     112,692           0
      APA Excelsior II(2) . . . . . . . .    204,769     204,769           0
      APA/Fostin Penn. Venture Capital
      Fund(2) . . . . . . . . . . . . . .     50,982      50,982           0
      Applied Telecommunications
      Technologies IV, N.V.(3)  . . . . .     67,725      67,725           0
      Applied Telecommunications
      Technologies, Inc.(3) . . . . . . .     35,208      35,208           0
      Ardsley Partners Fund I, - L.P. . .    143,750     143,750           0
      Bruce Baldwin . . . . . . . . . . .      1,000       1,000           0
      Tom Becker  . . . . . . . . . . . .     22,988      22,988           0
      Paul Brandenburg (former Company
      Employee) . . . . . . . . . . . . .     13,000      13,000           0
      Joseph Buck (former Company
      Employee) . . . . . . . . . . . . .    157,638     157,638           0
      Cindi Burge (former Company
      Employee) . . . . . . . . . . . . .     27,000      27,000           0
      Keith Burge (former Company
      Employee) . . . . . . . . . . . . .    106,690     106,690           0
      William Byrd (former Company
      Employee) . . . . . . . . . . . . .    157,638     157,638           0
      Chestnut Hill Fund, L.P.  . . . . .     30,000      30,000           0
      Clarion Capital Corporation . . . .     22,250      22,250           0
      Coutts & Co. (Jersey) Ltd.(2) . . .     51,231      51,231           0
      Paula Criser Defined Benefit Pension
      Plan  . . . . . . . . . . . . . . .        300         300           0
      CVM Equity Fund III, Ltd.(2)  . . .     12,063      12,063           0
      H. Davis Dear . . . . . . . . . . .      4,000       4,000           0
      Larry DiGoia (Company Employee) . .     70,827      70,827           0
      Equity Managers Trust(1)  . . . . .    520,513     520,513           0
      Fiduciary Management Associates(1)      61,153      61,153           0
      John Field (Company Officer)  . . .      1,000       1,000           0
      Gabelli Growth Fund(1)  . . . . . .      5,129       5,129           0
      GARM & Company  . . . . . . . . . .     69,230      69,230           0
      Ivan Grauman  . . . . . . . . . . .     22,988      22,988           0
      Gunster, Yoakley & Stewart 401(k)
      Plan  . . . . . . . . . . . . . . .        375         375           0
      Gunster, Yoakley & Stewart Target
      Benefit Plan  . . . . . . . . . . .        450         450           0
      Hanifen Imhoff, Inc.  . . . . . . .     74,000      74,000           0
      Haussman Holdings(1)  . . . . . . .     63,846      63,846           0
      Philip J. Hempelmen . . . . . . . .     22,500      22,500           0
      The Hill Partnership III, L.P.(2) .     90,469      90,469           0
      Jefferson National Life Insurance
      Co. . . . . . . . . . . . . . . . .      6,750       6,750           0
      Loeb Investors Co. 103(2) . . . . .     30,156      30,156           0
      Lee's Factory Outlet No. 2  . . . .      3,000       3,000           0
      Chris Mach  . . . . . . . . . . . .     18,390      18,390           0
      Paul A. Moore(4)  . . . . . . . . .    100,000     100,000           0
      B. Scott McConnell  . . . . . . . .        750         750           0
      McKinley Capital Appreciation Fund
      L.P.  . . . . . . . . . . . . . . .      9,000       9,000           0
      Montgomery Growth Partners(1) . . .     26,153      26,153           0
      Montgomery Growth Partners II(1)  .     40,000      40,000           0
      Howard Murray (Company Employee)  .     57,252      57,252           0
      Nosrob(1) . . . . . . . . . . . . .      8,461       8,461           0
      Oppenheimer Discovery Fund  . . . .    172,500     172,500           0
      Bear Stearns Securities Corp.(1)  .    153,846     153,846           0
      PaineWebber Olympus Fund  . . . . .     10,125      10,125           0
      PaineWebber Series Trust Growth
      Portfolio . . . . . . . . . . . . .      2,625       2,625           0
      PaineWebber Incorporated(4) . . . .    100,000     100,000           0
      Quality Imagery . . . . . . . . . .      1,420       1,420           0
      Quota Fund N.V.(1)  . . . . . . . .     92,307      92,307           0
      Roanoke Partners, L.P.  . . . . . .      4,500       4,500           0
      Charles E. Seay . . . . . . . . . .        750         750           0
      Shipmaster & Co.(1) . . . . . . . .    153,846     153,846           0
      Alan L. Stuart  . . . . . . . . . .      1,800       1,800           0
      Judith Terwilliger  . . . . . . . .      6,100       6,100           0
      Thomas Terwilliger  . . . . . . . .     78,100      78,100           0
      Trustees of Amherst College . . . .      8,835       8,835           0
      Dr. Herman Turndorf . . . . . . . .        450         450           0
      Richard A. Williams (former Company
      Employee) . . . . . . . . . . . . .     70,827      70,827           0
      Worthington Growth L.P. . . . . . .     11,250      11,250           0
      Zignago International S A   . . . .     46,000      46,000           0
     ____________________
     (1)  Upon conversion of September Notes.
     (2)  Former owners of Nova-Net Communications, Inc.
     (3)  After exercise of outstanding warrants.
     (4) After exercise of warrants received in connection with the Private Placement of the October Notes.

          OTHER SELLING SECURITY HOLDERS. Common Shares held by the other shareholders listed below have also been registered for resale. These shareholders are not required, and may choose not, to sell any of their Common Shares.

                                           COMMON    COMMON      COMMON
                                           SHARES    SHARES      SHARES
                                          PRIOR TO    TO BE       AFTER
      NAME                                OFFERING   OFFERED    OFFERING
      ------------------------------------------------------------------------

      MicroNet, Inc.  . . . . . . . . . .   2,253     2,253         0
      Payne Financial . . . . . . . . . .  10,000    10,000         0
      Sue Shaw  . . . . . . . . . . . . .      20        20         0
      Richard Schmelzer . . . . . . . . .   2,400     2,400         0
      Mitch Mollard (former Company
      Employee) . . . . . . . . . . . . .   1,400     1,400         0
      Debra Cabana (Company Employee) . .     600       600         0
      Marc Maassen (Company Officer). . .   4,000     4,000         0
      Jeffrey Marlow (Company Employee) .   2,000     2,000         0
      Karen MacLennan (Company Employee)      600       600         0
      Kevin McGoey  . . . . . . . . . . .     600       600         0
      U.S. Growth Fund Partners, C.V. . . 127,500   127,500         0
      A.G. Edwards & Sons Inc.  . . . . .      10        10         0
      Barbara A. Abate  . . . . . . . . .      64        64         0
      Ruth Abel . . . . . . . . . . . . .      40        40         0
      Affiliated General Vascular
      Oncologic & Endoscopic
        Surgeons Pension Plan . . . . . .   5,000     5,000         0
      David C. Anderson & Donna M.
      Anderson  . . . . . . . . . . . . .     200       200         0
      Frances R. Baker  . . . . . . . . .   4,000     4,000         0
      J. R. Baker TTEE for J. R. Baker
      Trust . . . . . . . . . . . . . . .     400       400         0
      David C. Barr . . . . . . . . . . .      40        40         0
      B.E. Baublits Sr. . . . . . . . . .      64        64         0
      Robert W. Bauchman  . . . . . . . .     284       284         0
      Delores Baxter and John Baxter  . .     400       400         0
      Daniel B. Beck  . . . . . . . . . .     100       100         0
      Max and Loas Behm . . . . . . . . .     200       200         0
      Jack D. Behr and Iris D. Behr TIC .      60        60         0
      Richard S. Belton . . . . . . . . .     560       560         0
      Collin Bennett  . . . . . . . . . .   1,250     1,250         0
      Harold H. Bennett . . . . . . . . .     240       240         0
      Electra H. Bergstrand . . . . . . .     300       300         0
      Gordon Blankstein (former Director)     565       565         0
      Rob Blankstein  . . . . . . . . . .       7         7         0
      Karl Boeckmann  . . . . . . . . . .   1,600     1,600         0
      Leo G. Bonacci and Lavina M. Bonacci    100       100         0
      Thomas P. Brekke  . . . . . . . . .      20        20         0
      Carol Broderick . . . . . . . . . .      20        20         0
      Jane H. Bruckmeier  . . . . . . . .     200       200         0
      Ronald J. Bundy . . . . . . . . . .   1,400     1,400         0
      Robert W. Burnham . . . . . . . . .     500       500         0
      Donna M. Bushnell . . . . . . . . .   3,122     3,122         0
      Joan F. Byrne . . . . . . . . . . .   2,000     2,000         0
      Rachel Byrne  . . . . . . . . . . .     800       800         0
      Edward O. Byrne F/B/O Sara Byrne  .     800       800         0
      R.G. Canning and M.H. Canning . . .      40        40         0
      Isabel Carley and James Carley  . .      40        40         0
      Basil B. Carpenter  . . . . . . . .     200       200         0
      Nolan L. Carroll  . . . . . . . . .     120       120         0
      Sian Tek Chen . . . . . . . . . . .     425       425         0
      Julia Cloninger . . . . . . . . . .     100       100         0
      Grant Coates  . . . . . . . . . . .      60        60         0
      Michael A. Cohen and Valerie A.
      Cohen . . . . . . . . . . . . . . .     100       100         0
      Clyde Collins . . . . . . . . . . .     270       270         0
      Wayne Conner  . . . . . . . . . . .   1,720     1,720         0
      E.W. Corbin . . . . . . . . . . . .      10        10         0
      Regis Creeden . . . . . . . . . . .     500       500         0
      CRM Partners LP . . . . . . . . . .  13,650    13,650         0
      CRM Retirement Partners LP  . . . .   4,095     4,095         0
      Roger M.J. Crochet  . . . . . . . .      70        70         0
      Arthur Balian and Margaret L. Cuccio    200       200         0
      Michael Dale and Ellen Dale . . . .     400       400         0
      David Paradine Productions Ltd. . .   2,500     2,500         0
      Constance K. Dawson . . . . . . . .     330       330         0
      Logan Delaney . . . . . . . . . . .     200       200         0
      Gregory J. Delzeit  . . . . . . . .      80        80         0
      Iris Dennis . . . . . . . . . . . .   1,400     1,400         0
      Donald B. Dorman Junior . . . . . .      10        10         0
      Ronald E. Dreiling  . . . . . . . .     100       100         0
      Oleta B. Dulaney  . . . . . . . . .   1,600     1,600         0
      Julian I. Edison  . . . . . . . . .   6,000     6,000         0
      Jim Ekman . . . . . . . . . . . . .      64        64         0
      Daryl Ellis . . . . . . . . . . . .      90        90         0
      Rudi Ellis  . . . . . . . . . . . .      90        90         0
      Robert B. Enloe . . . . . . . . . .      60        60         0
      Woody L. Ennis and Jean G. Ennis  .     100       100         0
      John W. Erickson  . . . . . . . . .   1,000     1,000         0
      Elaine S. Evans C/F David S. Evans      170       170         0
      Elaine S. Evans C/F Kristin E. Evans    170       170         0
      John R. Falkenham and Alice L.
      Falkenham . . . . . . . . . . . . .     300       300         0
      Margaret H. Ferraro Trust . . . . .   1,000     1,000         0
      William J. Finn and Gayle C. Finn .     200       200         0
      Stephen G. Finney . . . . . . . . .     480       480         0
      First Trust Corp. TTE FBO Michael L.
      Glaser  . . . . . . . . . . . . . .  26,852    26,852         0
      Mary Catherine Foley and Mark A.
      Foley . . . . . . . . . . . . . . .   2,000     2,000         0
      Robert Foord  . . . . . . . . . . .     700       700         0
      Malcolm H. Forst and Michelle K.
      Forst . . . . . . . . . . . . . . .     700       700         0
      Ted Fostey  . . . . . . . . . . . .       1         1         0
      Steen V. Frerichs and Deborah L.
      Frerichs  . . . . . . . . . . . . .     478       478         0
      William E. Frey and Rae J. Frey . .     100       100         0
      Bradley Frimanslund . . . . . . . .     247       247         0
      Mary L. Furst . . . . . . . . . . .     400       400         0
      Tony Furst  . . . . . . . . . . . .     400       400         0
      Kirk Fyffe  . . . . . . . . . . . .       1         1         0
      Gabelli Growth Fund . . . . . . . .   2,250     2,250         0
      Gilbert III Trustee for Wise Carter
      Child . . . . . . . . . . . . . . .   6,000     6,000         0
      Vito A. Giotta  . . . . . . . . . .      10        10         0
      Sarahlu H. Glenn  . . . . . . . . .     100       100         0
      Michael Gordon  . . . . . . . . . .      40        40         0
      Robert E. Gross M.D. Combination
      Retirement Trust  . . . . . . . . .   1,926     1,926         0
      John P. Grove . . . . . . . . . . .     186       186         0
      Gunster Yoakley and Stewart PA 401K
      Plan  . . . . . . . . . . . . . . .     375       375         0
      Gunster Yoakley and Stewart Target
      Benefit Plan  . . . . . . . . . . .     450       450         0
      Dorothy Jean Hall . . . . . . . . .     120       120         0
      Francis J. Harmon . . . . . . . . .   4,000     4,000         0
      Kathleen Ann Harris . . . . . . . .     400       400         0
      Hartford Holdings, Inc. Ltd.  . . . 292,200   292,200         0
      Haussman Holdings . . . . . . . . .   1,200     1,200         0
      Paul Naffah C/F Monique Hayat
      UGMA/IL . . . . . . . . . . . . . .      84        84         0
      Gerald A. Heasman . . . . . . . . .     100       100         0
      Barry L. Heiman . . . . . . . . . .     550       550         0
      Hugh Hendrie  . . . . . . . . . . .     600       600         0
      Donald Henn . . . . . . . . . . . .     200       200         0
      Cliff A. Herman . . . . . . . . . .     240       240         0
      Mary Alice Herring Trust  . . . . .     160       160         0
      Linda K. Higginbotham . . . . . . .     100       100         0
      William L. Hodges . . . . . . . . .      85        85         0
      Paula S. Hogan  . . . . . . . . . .      20        20         0
      Scott Holley  . . . . . . . . . . .     104       104         0
      Helen L. Homes  . . . . . . . . . .     278       278         0
      Jim Hopkins . . . . . . . . . . . .     184       184         0
      William E. Hughes . . . . . . . . .      62        62         0
      Intelicom Ltd.  . . . . . . . . . .     225       225         0
      Judith Isea . . . . . . . . . . . .     100       100         0
      Anne Marie Jankowski  . . . . . . .     100       100         0
      Jefferson National Life Insurance
      Co. . . . . . . . . . . . . . . . .  45,000    45,000         0
      Cheryl L. Johnson . . . . . . . . .     388       388         0
      David Johnstone . . . . . . . . . .       1         1         0
      Harold Jones  . . . . . . . . . . .     200       200         0
      Susan E. Dammer-Jones and Michael B.
      Jones . . . . . . . . . . . . . . .      60        60         0
      John F. Joplin  . . . . . . . . . .     180       180         0
      Joe H. Joyer  . . . . . . . . . . .     180       180         0
      Robyn R. Kaelin . . . . . . . . . .     240       240         0
      Judith Ann B. Kanas . . . . . . . .     200       200         0
      Peter Kazimirski  . . . . . . . . .      40        40         0
      John J. Kenyon and Mary Kay Kenyon      200       200         0
      Brunhilde Kilian  . . . . . . . . .     200       200         0
      Joe Kim . . . . . . . . . . . . . .       1         1         0
      Ernest J. King and Dolly King . . .     200       200         0
      Ramon J. Kramer Revocable Living
      Trust . . . . . . . . . . . . . . .     100       100         0
      Sidney Kravetz  . . . . . . . . . .     300       300         0
      Lois M. Kreitzer  . . . . . . . . .     200       200         0
      William W. Krentz . . . . . . . . .   1,600     1,600         0
      Vincent A. Kvaternik  . . . . . . .      51        51         0
      Nancy V. Laitner  . . . . . . . . .     200       200         0
      Shelly Siegle Land  . . . . . . . .     200       200         0
      Janet Larson-Miller . . . . . . . .      40        40         0
      Leon Le Faivre  . . . . . . . . . .     100       100         0
      James Leary . . . . . . . . . . . .   1,029     1,029         0
      Legg Mason Wood and Walker FBO Walt
      Fagan IRA . . . . . . . . . . . . .   4,000     4,000         0
      J.F. Legier FBO Peninsula Pathology
      Assoc. Trust  . . . . . . . . . . .     584       584         0
      Jacob Lewin . . . . . . . . . . . .     200       200         0
      Raphael Lewis . . . . . . . . . . .     200       200         0
      Vivian Lewis  . . . . . . . . . . .     200       200         0
      Tik T. Liem Trust . . . . . . . . .     500       500         0
      Michael J. Lilly  . . . . . . . . .      40        40         0
      William A. and Mary P. Lindenfelser     200       200         0
      Joseph J. Liska and Rose M. Liska .      35        35         0
      Sharon Lutosky  . . . . . . . . . .     380       380         0
      Gary S. Maier . . . . . . . . . . .     100       100         0
      A. Paul Manchester  . . . . . . . .  15,000    15,000         0
      Paul Manchester . . . . . . . . . .       1         1         0
      Emily A. Marcevic . . . . . . . . .     200       200         0
      Mary E. Marcevic  . . . . . . . . .     100       100         0
      Robert Edward Mark  . . . . . . . .     200       200         0
      Scott David Mark  . . . . . . . . .     200       200         0
      John Marsala  . . . . . . . . . . .       1         1         0
      Donald J. Martinson and Roberta J.
      Martinson . . . . . . . . . . . . .     100       100         0
      Wayne R. Mathis and Leila B. Mathis     200       200         0
      Harry Maynor and Leah B. Maynor . .     975       975         0
      Stuart R. McIntyre  . . . . . . . .     180       180         0
      McKinley Capital Appreciation Fund
      LP  . . . . . . . . . . . . . . . .   9,000     9,000         0
      M. Helen Michel and Kenneth Michel      500       500         0
      V. Kenneth Michel and Jane J. Michel    500       500         0
      Sharon Milby and Wayne Milby  . . .     185       185         0
      Nelli Mitchell-Chappelle  . . . . .      20        20         0
      Wilbur Mitsdarffer  . . . . . . . .     500       500         0
      Clark A. Monroe . . . . . . . . . .      20        20         0
      Jeffrey T. Monroe . . . . . . . . .      20        20         0
      Mark A. Monroe  . . . . . . . . . .      20        20         0
      Paul E. Monroe and Marilyn L. Monroe    300       300         0
      Montgomery Growth Partners  . . . .     800       800         0
      Montgomery Growth Partners 2  . . .   1,200     1,200         0
      Diane E. Morgan . . . . . . . . . .      20        20         0
      Thomas P. Morris and Sharon R.
      Morris  . . . . . . . . . . . . . .     200       200         0
      Jesse M. Mothersbaugh Trust . . . .   1,500     1,500         0
      Mountain View Holdings  . . . . . .  60,000    60,000         0
      Harry M. Murphy and Marion Murphy .     100       100         0
      Paul Naffah C/F Christopher Jean
      Naffah UGMA/IL  . . . . . . . . . .      84        84         0
      Paul Naffah C/F Janine Marie Naffah
      UGMA/IL . . . . . . . . . . . . . .      84        84         0
      Nell Investments Ltd. . . . . . . .   1,249     1,249         0
      Charles Newton  . . . . . . . . . .     400       400         0
      Valerie Nicol . . . . . . . . . . .       4         4         0
      North American Trust Company Trustee    200       200         0
      William R. Nunery . . . . . . . . .     903       903         0
      Lee Ann Nye . . . . . . . . . . . .      60        60         0
      PaineWebber Olympus Fund/
      PaineWebber Growth Portfolio  . . . 141,750   141,750         0
      PaineWebber Series Trust Growth
      Portfolio . . . . . . . . . . . . .   4,375     4,375         0
      William H. Parsons Jr.  . . . . . .   1,270     1,270         0
      Keith Patey . . . . . . . . . . . .       1         1         0
      William G. Pentony  . . . . . . . .      15        15         0
      Barry Peters  . . . . . . . . . . .     480       480         0
      Dallen Walner and Glennis Marie
      Peterson  . . . . . . . . . . . . .     500       500         0
      Todd Michael Peterson and Dana
      Peterson  . . . . . . . . . . . . .     100       100         0
      Patricia Phare-Camp C/F FBO
      Christopher Lee Phare . . . . . . .       5         5         0
      Philadephia & Co. . . . . . . . . .  43,814    43,814         0
      Elizabeth C. Phillips . . . . . . .     200       200         0
      Richard Plessinger  . . . . . . . .     400       400         0
      Quota Fund N V  . . . . . . . . . .   2,800     2,800         0
      Anna and Warren Rasberry  . . . . .       2         2         0
      Kristen Rasberry  . . . . . . . . .     400       400         0
      Stefanie Rasberry . . . . . . . . .     400       400         0
      Warran J. Ratty Grantor Trust . . .     500       500         0
      Gordon Rees . . . . . . . . . . . .   1,000     1,000         0
      Albert King Reis and Lillian Reis .     200       200         0
      Sharon Richman  . . . . . . . . . .     220       220         0
      Christina Marie Riedel  . . . . . .     200       200         0
      Jacqueline R. Riedel  . . . . . . .     200       200         0
      John S. Riedel  . . . . . . . . . .     200       200         0
      Pauline Riley . . . . . . . . . . .     100       100         0
      Wilbur L. Ringwald  . . . . . . . .     800       800         0
      Roanoke Partners LP . . . . . . . .   4,500     4,500         0
      Michael L. Rocke and Maizie J.
      Rocke . . . . . . . . . . . . . . .      25        25         0
      James C. Ruh  . . . . . . . . . . .  10,239    10,239         0
      Joseph R. Rusnak and Mary B. Rusnak     200       200         0
      Robert Sali . . . . . . . . . . . .       1         1         0
      Mildred M. Scheck and Thomas H.
      Scheck  . . . . . . . . . . . . . .      20        20         0
      Lee E. Schlessman . . . . . . . . .     800       800         0
      Kevin Schramm . . . . . . . . . . .      20        20         0
      Rudolph F. Scuglik  . . . . . . . .   2,000     2,000         0
      SDIRA as Trustee for Michael L.
      Glaser  . . . . . . . . . . . . . .  20,000    20,000         0
      Roy Shannon . . . . . . . . . . . .     200       200         0
      Shearson/Lehman Brothers Inc. . . .      20        20         0
      Andrew E. Sheftz and Rosalia M.
      Sheftz  . . . . . . . . . . . . . .     180       180         0
      Andrew E. Sheftz and Rosalia M.
      Sheftz  . . . . . . . . . . . . . .     140       140         0
      Roger Sherman . . . . . . . . . . .     400       400         0
      William J. Sims . . . . . . . . . .   1,000     1,000         0
      Harley L. Sims Jr.  . . . . . . . .   1,000     1,000         0
      Stanley T. Siudak and Dolly H.
      Siudak  . . . . . . . . . . . . . .     343       343         0
      Michael Skipper . . . . . . . . . .     200       200         0
      Frank A. Smejkal  . . . . . . . . .   1,000     1,000         0
      Jennifer A. Smyth . . . . . . . . .      20        20         0
      Marvin E. Sneed . . . . . . . . . .     400       400         0
      Jack Solomon  . . . . . . . . . . .     500       500         0
      J. Sondheimer Revocable Trust . . .  12,000    12,000         0
      Lynn Spencer and Charles Spencer  .     200       200         0
      Sunburst Bank Trustee for Wise
      Carter Child  . . . . . . . . . . .   4,000     4,000         0
      Starrak Operating Co. . . . . . . .  27,137    27,137         0
      Sterling Trust Co. Trustee FBO
      Michael Ballard . . . . . . . . . .     140       140         0
      Stanley Stone and Francine Stone  .     500       500         0
      Alan L. Stuart  . . . . . . . . . .   1,800     1,800         0
      Russell J. Stumacher and Sharon G.
      Stumacher . . . . . . . . . . . . .     400       400         0
      Dorothy Sutherland  . . . . . . . .      40        40         0
      Gretchen J. Swisher . . . . . . . .   1,000     1,000         0
      Cecilia Tahan and Shulamit Tahan  .     120       120         0
      Kelly Taillon . . . . . . . . . . .       4         4         0
      Talus Inc.  . . . . . . . . . . . .     980       980         0
      George A. Tarantino . . . . . . . .     200       200         0
      Ted N. Thacker and Sandra S. Thacker    200       200         0
      Barbara Joanne Thomas . . . . . . .      20        20         0
      George E. Tindell . . . . . . . . .     100       100         0
      Donald G. Todd  . . . . . . . . . .     100       100         0
      Joseph T. Tokar and Anna J. Tokar .     200       200         0
      Jerome E. Treisman  . . . . . . . .  19,000    19,000         0
      Joseph Truini . . . . . . . . . . .     203       203         0
      Earnest Turaji  . . . . . . . . . .       1         1         0
      Charles J. Turcin . . . . . . . . .      40        40         0
      Herman Turndorf . . . . . . . . . .   3,000     3,000         0
      Ralph R. Turner . . . . . . . . . .     200       200         0
      Vancouver Stock Exchange Service
      Corp. . . . . . . . . . . . . . . .     140       140         0
      Peter Vita  . . . . . . . . . . . .       1         1         0
      E. Gail Walder  . . . . . . . . . .      20        20         0
      Ione Walthall . . . . . . . . . . .     200       200         0
      Robert A. Ward Jr.  . . . . . . . .   3,000     3,000         0
      Daniel Warner . . . . . . . . . . .     560       560         0
      E.J. Weinfeld Trustee . . . . . . .     300       300         0
      Robert G. Werner  . . . . . . . . .      40        40         0
      Leslie W. Wetsel  . . . . . . . . .     200       200         0
      Larry Richard Wetzel  . . . . . . .     150       150         0
      FC&E Whitcomb TTEE FBO D.C. Whitcomb    100       100         0
      The Willard Revocable Living Trust      100       100         0
      Roger Willbanks . . . . . . . . . .  40,488    40,488         0
      Harry R. Williams and Zita Williams     100       100         0
      Willtrust A. Partnership  . . . . .   1,000     1,000         0
      Alfred Winnie and Kay Winnie  . . .     100       100         0
      Wood Gundy (London) Limited . . . .     245       245         0
      Jex Woods . . . . . . . . . . . . .       1         1         0
      Regina Woolley  . . . . . . . . . .     100       100         0
      Worthington Growth LP . . . . . . .  11,250    11,250         0
      Wilfred Wyler and Marjorie Wyler  .      40        40         0
      Larry Digioia (Company Employee)  .   6,862     6,862         0
      Richard Williams (former Company
      Employee) . . . . . . . . . . . . .   6,862     6,862         0
      Worldwide Condominium Development
      Inc. (Affiliate)  . . . . . . . . . 373,663   373,663         0


                                    LEGAL MATTERS

          The legality of the Securities offered hereby and certain tax matters are being passed upon for the Company by Reid & Priest LLP, New York, New York and Tupper Jonsson & Yeadon, Vancouver, British Columbia, Canada. Gregory C.K. Smith, a partner of Tupper Jonsson & Yeadon, is a director of the Company.


                                       EXPERTS

          The consolidated financial statements and financial statement schedules of IntelCom as of September 30, 1994 and 1995, and for each of the years in the three-year period ended September 30, 1995, have been incorporated by reference herein and in the Registration Statement, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     =================================      ==================================

      No person has been authorized to         $47,750,000 OF 7% REDEEMABLE
      give any information or to make any        CONVERTIBLE SUBORDINATED
      representations other than those        PAYABLE-IN-KIND NOTES DUE 1998
      contained in this Prospectus, and,       (Interest payable in kind on
      if given or made, such information         April 30, and October 30)
      or representations must not be
      relied upon as having been
      authorized.  This Prospectus does
      not constitute an offer to sell or     $8,356,250 OF 7% SIMPLE INTEREST
      the solicitation of an offer to buy         REDEEMABLE CONVERTIBLE
      any securities other than the             SUBORDINATED NOTES DUE 1998
      securities to which it related or      (Interest payable upon maturity,
      any offer to sell or the                   conversion or redemption)
      solicitation of an offer to buy
      such securities in any
      circumstances in which such offer
      or solicitation is unlawful.               8,190,348 COMMON SHARES
      Neither the delivery of this
      Prospectus nor any sale made
      hereunder shall, under any
      circumstances, create any
      implication that there has been no
      change in the affairs of the
      Company since the date hereof or
      that the information contained
      herein is correct as of any time
      subsequent to its date.







               TABLE OF CONTENTS                    INTELCOM GROUP INC.



      THE COMPANY ....................  3              -------------
      AVAILABLE INFORMATION...........  3                PROSPECTUS
      INFORMATION INCORPORATED BY                      -------------
        REFERENCE.....................  3
      SUMMARY.........................  5
      RISK FACTORS.................... 14
      RECENT DEVELOPMENTS............. 20
      USE OF PROCEEDS................. 21
      PLAN OF DISTRIBUTION............ 21
      PRICE RANGE OF COMMON SHARES.... 22
      DESCRIPTION OF SECURITIES....... 23
      CERTAIN TAX CONSIDERATIONS...... 29
      SELLING SECURITY HOLDERS........ 38
      LEGAL MATTERS................... 48
      EXPERTS......................... 48              JULY __, 1996


     =====================================     ===============================

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS


     ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth the expenses payable by the Company in connection with the issuance and distribution of the securities to be registered.

               SEC Registration Fee .........................   $4,802.02
               Accounting Fees and Expenses .................    4,000.00+
               Legal Fees and Expenses ......................   30,000.00+
               Miscellaneous.................................   10,000.00+
                                                                ---------
               Total ........................................  $48,802.02+
                                                                =========

     ---------------------
     + Estimated.

     ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

               The Company's Bylaws, as amended, contain provisions limiting the liability of directors of the Company to the fullest extent permitted under the laws of the Canada Business Corporations Act (the "CBCA"). The CBCA allows the Company, with court approval, to indemnify a Director or former Director of the Company against all costs, charges and expenses, actually and reasonably incurred by him, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director, including an action brought by the Company, if:

          a) he acted honestly and in good faith with the view to the best interest of the Company; and
          b) in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

               The Company's Bylaws also allow the Directors to cause the Company to indemnify any officer, employee or agent of the Company against all costs, charges and expenses incurred by him resulting from his acting as officer, employee or agent of the company. See Part 7 of the Company's Bylaws for a description of the indemnification provisions of the Company's Bylaws.

               See Item 17 of this Registration Statement regarding the position of the Securities and Exchange Commission on indemnification for liabilities arising under the Act.

     ITEM 16.  EXHIBITS

     (1)       Underwriting Agreement.  Not Applicable.
               ---------------------

     (2)       Plan of Acquisition, Reorganization, Arrangement, Liquidation or
               ---------------------------------------------------------------
               Succession.  None.
               ----------

     (4)       Instruments defining the rights of security holders, including
               --------------------------------------------------------------
               indentures.
               ----------

               4.1: Note Purchase Agreement, dated September 16, 1993 [Incorporated by reference to Annual Report on Form 20-F for the year ended September 30, 1993, as filed on March 31, 1994].

               4.2: Note Purchase Agreement, dated October 27, 1993 [Incorporated by reference to Annual Report on Form 20-F for the year ended September 30, 1993, as filed on March 31, 1994].

               4.3: Form of Indenture between IntelCom Group Inc. and Bankers Trust Company for 7% Convertible Subordinated Redeemable Notes due 1998 [Incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-1, File No. 33-75636].

               4.4: Form of Indenture between IntelCom Group Inc. and Bankers Trust Company for 7% Simple Interest Convertible Subordinated Redeemable Notes due 1998 [Incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-1, File No. 33-75636].

               4.4: Note Purchase Agreement, dated as of July 14, 1995, among the Registrant, IntelCom Group (U.S.A.), Inc., Morgan Stanley Group Inc. ("MS Group") (the "Initial Purchaser"), Princes Gate Investors, L.P., Acorn Partnership I, L.P., PGI Investments Limited, PGI Sweden AB, and Gregor von Opel (collectively, together with the Initial Purchaser, the "Committed Purchasers") and MS Group, as agent for the Purchasers (as such term is defined therein) [Incorporated by reference to Exhibit 4.1 to Form 8-K, as filed on August 2, 1995].

               4.5: Warrant Agreement, dated as of July 14, 1995, among the Registrant, the Committed Purchasers, and IntelCom Group (U.S.A.), Inc., as Warrant Agent [Incorporated by reference to Exhibit 4.2 to Form 8-K, as filed on August 2, 1995].

               4.6: Indenture, dated as of August 8, 1995, among IntelCom Group (U.S.A.), Inc., IntelCom Group Inc. and Norwest Bank Colorado, National Association [Incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as filed on August 10, 1995].

               4.7: Registration Rights Agreement, dated as of August 8, 1995 among IntelCom Group Inc., IntelCom Group (U.S.A.), Inc. and Morgan Stanley & Co. Incorporated [Incorporated by reference to Exhibit 4.2 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as filed on August 10, 1995].

               4.8: Warrant Agreement, dated as of August 8, 1995 between IntelCom Group Inc. and Norwest Bank Colorado, National Association [Incorporated by reference to Exhibit 4.3 to Quarterly Report on Form 10-Q for the quarter ended
                     June 30, 1995, as filed on August 10, 1995].

               4.9: Warrant Agreement Amendment, dated as of August 8, 1995 among IntelCom Group Inc., Morgan Stanley Group, Inc., Princes Gate Investors, L.P., IntelCom Group (U.S.A.), Inc., and certain subsidiaries of IntelCom Group (U.S.A.), Inc. [Incorporated by reference to Exhibit 4.4 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as filed on August 10, 1995].

               4.10: Indenture, dated as of April 30, 1995, among IntelCom
                     Group (U.S.A.), Inc., IntelCom Group Inc. and Norwest Bank Colorado, National Association [Incorporated by reference to Exhibit 4.13 to Registration Statement on Form S-4, File No. 333-04569].

               4.11: Registration Rights Agreement, dated April 30, 1996, among IntelCom Group (U.S.A.), Inc., IntelCom Group Inc. and Norwest Bank Colorado, National Association, with respect to the ICG Preferred Stock [Incorporated by reference to Exhibit 4.14 to Registration Statement on Form S-4, File No. 333-04569].

               4.12: Registration Rights Agreement, dated April 30, 1996, among IntelCom Group (U.S.A.), Inc., IntelCom Group Inc. and Norwest Bank Colorado, National Association, with respect to the 12 1/2% Notes [Incorporated by reference to Exhibit 4.15 to Registration Statement on Form S-4, File No. 333-04569].

     (5)       Opinion regarding legality.
               --------------------------

               5.1:  Opinion of Tupper Jonsson & Yeadon.

     (8)       Opinions Regarding Tax Matters.
               -----------------------------

               8.1: Opinion of KPMG, Independent Chartered Accountants, concerning Canadian federal income tax considerations.

               8.2: Opinion of Reid & Priest LLP, concerning U.S. federal income tax considerations.

     (12)      Statement re Computation of Ratios.  Not Applicable.
               ----------------------------------

     (15)      Letter regarding Unaudited Interim Financial Statements.
               -------------------------------------------------------

                     Not Applicable.

     (23)      Consents.
               --------

               23.1:  Consent of KPMG Peat Marwick LLP.

               23.2:  Consent of Tupper Jonsson & Yeadon.

               23.3: Consent of KPMG, Independent Chartered Accountants, to the use of its opinion concerning Canadian federal income tax considerations.

               23.4: Consent of Connecticut Research [Incorporated by reference to Annual Report on Form 10-K for the year ended September 30, 1994, as filed on December 27, 1994].

               23.5: Consent of Reid & Priest LLP, to the use of its opinion concerning U.S. federal income tax considerations.

     (24)      Power of Attorney.
               -----------------

               24.1:  Power of Attorney appointing J. Shelby Bryan and John
                      D. Field as attorneys-in-fact [contained on the signature page hereof].

     (25)      Statement of Eligibility of Trustee.  [Incorporated by reference
               -----------------------------------
               to Exhibit 25.1 to Registration Statement on Form S-1, File No. 33-75636]

     (26)      Invitation for Competitive Bids.  Not Applicable.
               -------------------------------

     (28)      Information from Reports Furnished to State Insurance Regulatory
               ----------------------------------------------------------------
               Authorities.  None.
               -----------

     (99)      Additional Exhibits.  None.
               -------------------

     ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement; and
          (c)  to include any material information with respect to the plan of distribution not previously disclosed in the Registration
               Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Incorporated Annual and Quarterly Reports. The undersigned registrant undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14C-3 under the Securities Exchange Act of 1934; and, where interim financial information required to presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

          Request for Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the laws of Canada, the Company's Articles of Incorporation and Bylaws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                      SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Denver, State of Colorado, on July 24, 1996.

                                                  INTELCOM GROUP INC.

                                                  By: /s/ J. Shelby Bryan
                                                      -------------------------
                                                      J. Shelby Bryan
                                                      President, Chief Executive
                                                        Officer and Director

               KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints J. Shelby Bryan and John
     D. Field, or either of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                     Title                    Date
      ---------                     -----                    ----

                                    Chairman of the
      /s/William J. Laggett         Board of              July 24, 1996
      ------------------------      Directors
      William J. Laggett


      /s/J. Shelby Bryan            President,
      -------------------------     Chief Executive       July 24, 1996
      J. Shelby Bryan               Officer and
                                    Director

      /s/James D. Grenfell          Executive Vice
      -------------------------     President and         July 24, 1996
      James D. Grenfell             Chief Financial
                                    Officer

      /s/Jay E. Ricks
      -------------------------     Director              July 24, 1996
      Jay E. Ricks


      /s/Gregory C.K. Smith
      -------------------------     Director              July 24, 1996
      Gregory C.K. Smith


      /s/William W. Becker
      -------------------------     Director              July 24, 1996
      William W. Becker


      /s/Leontis Teryazos
      -------------------------     Director              July 24, 1996
      Leontis Teryazos


      /s/Harry R. Herbst
      -------------------------     Director              July 24, 1996
      Harry R. Herbst

                               INTELCOM GROUP INC.
       Form S-3 Registration Statement under the Securities Act of 1933
                          (Registration No. 333-     )
                                                -----


                               INDEX TO EXHIBITS

     (5)  Opinions Regarding Legality.
          ---------------------------

          5.1:      Opinion of Tupper Jonsson & Yeadon.


     (8)  Opinions Regarding Tax Matters.
          ------------------------------

          8.1: Opinion of KPMG, Independent Chartered Accountants, concerning Canadian federal income tax considerations.

          8.2: Opinion of Reid & Priest LLP, concerning U.S. federal income tax considerations.


     (23) Consents.
          --------

          23.1:     Consent of KPMG Peat Marwick LLP.

          23.2:     Consent of Tupper Jonsson & Yeadon [contained in
                    Exhibit 5.1 hereto, Opinion of Tupper Jonsson &
                    Yeadon].

          23.3: Consent of KPMG, Independent Chartered Accountants, to the use of its opinion concerning Canadian federal income tax considerations [contained in Exhibit 8.1 hereto, Opinion of KPMG].

          23.5: Consent of Reid & Priest LLP, to the use of its opinion concerning U.S. federal income tax considerations.


     (24) Power of Attorney.
          -----------------

          24.1:     Power of Attorney appointing J. Shelby Bryan and John
                    D. Field as attorneys-in-fact [contained on the signature page hereof].